UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT for the fiscal year ended December 31, 2024

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Mystic Holdings, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-3431472
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

4145 Wagon Trail Avenue, Las Vegas, Nevada 89118

(Address of principal executive office)

(702) 960-7778

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II - ANNUAL REPORT

Item 1. Business

Overview of our Business

Mystic Holdings, Inc. is a holding company which, through its wholly-owned subsidiaries, is a fully integrated cannabis company in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and for recreational cannabis in 2016, Qualcan, LLC, Mystic’s wholly-owned operating subsidiary (“Qualcan”), has operated a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system.

In addition to its wholesale operations, Mystic, through its wholly-owned subsidiaries Picksy, LLC and Picksy Reno, LLC (both of which also do business under the brand name Jade Cannabis Co.), operates two recreational/medical retail dispensaries (one in Clark County, Las Vegas and one in Reno). Mystic has also recently acquired two additional retail dispensary licenses (one in the City of Las Vegas and one in Carson City, the capital of Nevada), which Mystic plans to operate under at two new dispensaries that Mystic is in the process of establishing. See “Our Proposed Expansion of a Retail Channel and Planned Dispensaries” for a description of our dispensary operations and planned expansion.

The Company has solidified its Nevada footprint by becoming a vertically-integrated company providing medical and recreational cannabis cultivation and production, and retail dispensary operations for high quality cannabis and cannabis consumer products. We intend to expand our wholesale operations to capture expected retail demand for our cultivation and production activities, including from our own retail locations that we plan to build (and license) or acquire. A key element of our strategic plan is to make acquisitions of or investments in complementary businesses, products and technologies in the cannabis industry in the State of Nevada and in other states utilizing the proceeds of this offering.

Our Operations and Strategic Plan

The sale and use of cannabis for medical purposes has been legal in the State of Nevada since 2014 and for recreational purposes since 2016 (though federal law in the United States continues to prohibit the use of cannabis). Mystic has dedicated the years since legalization to honing its operations, sourcing top-tier cannabis industry management and establishing a highly sophisticated and experienced board of directors. The time invested in building this organization has created a strong foundation for pursuing an aggressive growth and expansion strategy via acquisitions and using our proven growth, sales and marketing formulas. We believe these formulas are responsible for rapidly building Qualcan and Jade into one of the top brands in Nevada. As noted above, Mystic through its Jade Cannabis subsidiaries has six dispensary licenses – two medical and four recreational, establishing itself as a vertically integrated cannabis organization, resulting in enhanced economies of scale and competitive positioning. Qualcan currently operates a highly efficient, state-of-the-art 24,000 square foot cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month.

These facilities were established utilizing the latest concepts in agronomic and sustainable technologies ensuring that patients and consumers are provided with a clean product for which lab results exceed established Nevada regulatory department guidelines. The State of Nevada requires certain cutoff thresholds with regard to any impurities found within lab results, however we take it upon ourselves to establish even more aggressive cutoffs to ensure our products are known as a safe choice for consumers. We hold ourselves accountable for testing our products with laboratories known for their core sense of ethics and ability to provide accurate results. Another benefit provided by these outside laboratories is the ability for us to continue growing strains known to produce a high average tetrahydrocannabinol (“THC”), cannabidiol (“CBD”), and terpene concentration, which we believe translates into a more attractive product for the consumer and ultimately a cost benefit for us. We employ a process of “milestone testing” in which we test our products at various stages in production and analyze this data to determine which products will prove to be the most robust, allowing us to optimize our garden and production techniques.

Having presently established its capacity in mass producing clean wholesale cannabis products, our infrastructure has been created for facilitating multiple large-scale retail operations. Qualcan will remain relevant in terms of industry best practice and market trends with our primary focus being maximization of retail market share using the cost benefits provided by using our internal brands to support the retail supply chain. In addition to exploiting the benefits of vertical integration, Qualcan will continue producing the brands that consumers have remained loyal to and ensure these products are offered in dispensaries throughout Nevada. We operate with an adaptive mentality and consider our ability to rapidly adjust daily operations and the utilization of forecasting a competitive advantage. By ensuring rapid acclimation to market conditions, Qualcan also utilizes “time to market” as a competitive tool and cost control mechanism. The constant assessment of market conditions and trends has allowed us to anticipate and execute new products with minimal turnaround. This process is valued as an essential competitive advantage in an industry known to be fast paced and constantly evolving.

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Our strategic plan contemplates achieving operational autonomy and target growth expectations via aggressive growth and market saturation. Nevada is generally known to be one of the most desired cannabis markets in the United States, where Qualcan aims to become among the best known brands. This will require proportional scaling of our cultivation and production facilities to accommodate increases in demand from the rapid expansion of our retail channel market share. Mystic will protect its position within the marketplace using acquisitions of complementary businesses, technologies and products, and ensuring diversification of the Qualcan brands, while further cultivating a sense of self sustenance. Mystic will hold itself accountable to a set of established business principles that encourage specific operational development. The four most important principles are:

●	controlling costs via supply chain optimization, frequent assessment of manufacturing processes and the application of our unique perspective on retail facility management and inventory optimization;

●	continued acquisition of retail licenses necessary to increase market share and establish a visible presence of branding;

●	facilitation of access to quality cannabis products to as many patients and consumers as possible; and

●	careful analysis of all industry variables by our team of industry experts to mathematically dictate our highest return on investment as it pertains to any significant business decision.

Our Cannabis Products and Brands

Qualcan is positioning itself to become a known provider of reliable cannabis and cannabis products manufactured in accordance with exacting precision and high-quality standards. Products and branding are carefully determined through a process of market analysis, ensuring that every detail is catered to what consumers are buying. Marketing and branding experts have crafted a campaign for each product with appeal to the broadest consumer demographic. Each channel of business has been designed to be fully scalable as Qualcan expands and challenges new markets. A summary of Qualcan brands can be found in the next section and includes products in active production.

Qualcan Cultivation

Our Qualcan Cultivation brand offers a variety of unique genetics chosen through a process of “pheno-hunting,” in which the cultivation expert determines the ideal traits in genetics to be grown. Our master grower will dictate which strains are the most accommodating to consumer expectations, which in the Nevada market primarily concern strains’ THC percentage, terpene profile/concentration and aesthetics. The grow process is considered a core competitive advantage for Qualcan and all standard operating procedures related to cultivation are kept strictly confidential. Cosmic Cannabis is our newest brand and was introduced into the market in early 2021. This brand utilizes our highest quality strains to provide consumers with a “top-shelf” experience in terms of product quality and aesthetic. In addition to developing and branding our own strains such as the Cosmic line, we have been engaged from time to time to provide branding consulting services for third party cannabis products by outside parties, such as the rock band 311.

In addition to the standard cannabis flower, we offer pre-rolls and small bud batches (known as popcorn). Qualcan also services the lower end of the market and protects the prestige of our primary brand by white labeling lower testing flower and the smaller buds that are more difficult to sell. Every month the cultivation team produces approximately 600 pounds of cannabis. With every harvest, a certain amount of trim, waste, stems and other useable waste is created. This product can be used to either create a supplemental stream of revenue by wholesaling for production, or it can be used as input material for oil at our own production facility, lowering our costs. Expansion efforts for the cultivation facility will be dictated by demand created from the addition of our retail dispensary locations. However, based on the growth trends of our external wholesale channel, expansion efforts are expected to take place following the initial phase of retail expansion.

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Qualcan Production

Our Qualcan Production brands offer a diverse line of edibles and concentrates, with research and product development underway for new products that will appeal to the average consumer. Qualcan’s edibles offerings include gummies, brownie bites, cookies, caramels, rice crispies and chocolate chip bars and more. In terms of concentrates, Qualcan is known for providing vape pens bearing exceptional functionality offered in various popular strains with a unique blend of terpene and flavor profiles. Qualcan concentrates and oils can be purchased in either a disposable format or as a cartridge conveniently compatible with most standard vape pen batteries. With the standard Qualcan brand currently serving the middle market, our Lush brand (released in 2020) offers consumers quality cannabis vape products. Lush is anticipated to become a line of various strains, flavors and hardware types, all designed to provide a smooth and luxurious experience.

Edibles Success in Nevada

To date, the success of our production facility can be largely attributed to the quality of our edible line. The Las Vegas market lacks a significant offering of homogeneously dosed edibles, which has created supply issues for consumers that commonly micro-dose and medicate with edible products. When micro-dosing or using cannabis edibles for medicinal purposes, it is extremely important that the product has been precisely dosed with an even distribution of THC and CBD throughout. We believe that Qualcan is best known for its precise dosing homogenization of each edible. In our constant efforts to ensure the accuracy in dosing each unit, we employ a specific cadence in testing at multiple stages within the process of producing our edibles. This guarantees that the starting dose remains consistent throughout processing and remains unaffected by any other changes we make throughout production, allowing for precise dosing and accurate homogenization. In order to guarantee homogeneity and even dosage from serving to serving within each product, we utilize homogeneity testing provided by outside laboratories. In addition to dosing consistency, we are also known for using unique recipes developed by our team of master chefs which are designed to tastefully mask any residual bitterness or cannabis aftertaste. Qualcan has acquired experience from the local restaurant industry (another industry known for its high quality in Las Vegas), and built a team of chefs and cannabis experts capable of producing the high quality edibles.

Unapproved CBD products, including unapproved drugs, cosmetics, foods and products marketed as dietary supplements:

●	have not been subject to FDA evaluation regarding whether they are effective to treat a particular disease or have other effects that may be claimed, and

●	have not been evaluated by the FDA to determine what the proper dosage is, how they could interact with other drugs or foods, or whether they have dangerous side effects or other safety concerns.

Our Proposed Expansion of a Retail Channel and Planned Dispensaries

We currently operate two recreational/medical retail dispensaries, one in Clark County, Las Vegas and one in Reno. In 2020, we were awarded two additional retail licenses (one in the City of Las Vegas and one in Carson City), which we plan to operate under at two new dispensaries that we are in the process of establishing. These existing and future dispensaries will serve as the vehicle necessary for bringing the Qualcan brand to market and will function as the foundation on which our future operations will be based, furthering our long-term business plan of creating a vertically-integrated company capable of cultivation, production and retail sales of cannabis products.

Las Vegas (Clark County) and Reno Dispensaries

In May 2019, we entered into an Asset Purchase Agreement (the “Las Vegas (Clark County) Dispensary Asset Purchase Agreement”) with Medifarm LLC (“Medifarm”), a wholly owned subsidiary of Unrivaled Brands, Inc., formerly known as Terra Tech Corp. (“Unrivaled Brands”), via our wholly owned subsidiary Picksy LLC (“Picksy”) to acquire 100% of the assets of Medifarm’s existing cannabis dispensary located at 1130 East Desert Inn Road, Las Vegas, Nevada (the “Las Vegas (Clark County) Dispensary”). In August 2019, we entered into an Asset Purchase Agreement (the “Reno Dispensary Asset Purchase Agreement”) with MediFarm I LLC, a wholly owned subsidiary of Unrivaled Brands (“Medifarm I”), via our wholly owned subsidiary Picksy Reno LLC (“Picksy Reno”) to acquire 100% of the assets of Medifarm I’s existing cannabis dispensary located at 1085 S. Virginia Street, Reno, Nevada (the “Reno Dispensary”).

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On November 1, 2019, Picksy entered into an agreement with MediFarm to assume all management responsibilities over the operations of the Las Vegas (Clark County) Dispensary. Pursuant to the agreement, Picksy assumed managerial authority and became the primary beneficiary of any profits arising from the operations of the Las Vegas (Clark County) Dispensary. On January 1, 2020, Picksy Reno entered into an agreement with MediFarm I, to assume all management responsibilities over the operations of the Reno Dispensary. In consideration of the services performed, Picksy Reno will be entitled to 85% of the future net profits of the Reno Dispensary. MediFarm I’s 15% interest in the future net income of the Reno Dispensary will be applied to satisfy the purchase price under the Reno Dispensary Asset Purchase Agreement.

On January 30, 2020, the Las Vegas (Clark County) Dispensary Asset Purchase Agreement was amended to extend the closing deadline and to accelerate a portion of the payment terms. On August 3, 2020, the Reno Dispensary Asset Purchase Agreement was amended to also extend the closing deadline and to accelerate a portion of the payment terms. On October 22, 2020, we entered into a Letter Agreement (the “Letter Agreement”) with MediFarm I, Unrivaled Brands and Picksy Reno modifying certain terms of the Reno Dispensary Asset Purchase Agreement. Pursuant to the Letter Agreement, $8,332,096 of the cash portion of the purchase price to be paid for the dispensary assets was paid in 8,332,096 shares of common stock (the “Dispensary Shares”), upon approval of such issuance by the Cannabis Compliance Board (the “CCB”). “). The CCB approved of the transfer to Unrivaled Brands on or about December 18, 2020. Pursuant to the records of Equiniti, Mystic’s stock transfer agent, 8,332,096 common shares were issued to Unrivaled Brands on December 18, 2020 by book entry. Thereafter, Unrivaled Brands converted 8,332 common shares to preferred shares and Equiniti reduced the number of common shares owned by Unrivaled Brands by 8,332 shares leaving Unrivaled Brands as the registered owner of 8,323,764 common shares on December 20, 2020. From December 20, 2021 to the present, Unrivaled Brands remained the registered owner of 8,323,764 common shares according to the stock transfer records maintained by Equiniti. The shares of common stock of Mystic have been continuously quoted on the OTC Markets since July 13, 2021 and the shares of common stock have been quoted on the OTCQX tier of the OTC Markets since January 20, 2022. At all times since in or about August of 2021, one or more market makers has quoted a high bid price of $1.01 or more for Mystic’s common stock. Mystic filed a Registration Statement on Form S-1 with the SEC which included the shares owned by Unrivaled Brands on December 29, 2021.

The October 2020 Agreement was amended, modified or replaced by the Registration Rights Agreement dated May 19, 2021 (the “May 2021 Agreement”).

In 2021, the CCB and the applicable county and city regulatory authorities approved the transfer of the licenses to Mystic for the Las Vegas (Clark County) Dispensary and Reno Dispensary. Upon receipt of the requisite approvals, (i) in February 2021, Mystic issued a secured promissory note in the principal amount of $2.8 million to MediFarm LLC with a maturity date of 12 months from the date of issuance bearing interest at an annual rate of 5%, for the remainder of the purchase price for the Las Vegas (Clark County) Dispensary (the “Las Vegas Dispensary Note”), (ii) in August 2021, Mystic issued a secured promissory in the principal amount of $4.2 million note to MediFarm I LLC with a maturity date of 12 months from the date of issuance bearing interest at an annual rate of 5%, for the remainder of the purchase price for the Reno Dispensary (the “Reno Dispensary Note”) and (iii) Mystic issued the Dispensary Shares to Unrivaled Brands in accordance with the terms of the Letter Agreement. As of August 31, 2021, Mystic has repaid the Las Vegas Dispensary Note in full and Mystic’s acquisition of the Las Vegas (Clark County) Dispensary has been completed. As of February 23, 2022, Mystic has repaid the Reno Dispensary Note in full.

Cannabis Lounge

We are planning to build a cannabis lounge adjacent to the Las Vegas (Clark County) Dispensary (the “Cannabis Lounge”). We believe that this will be a favorable location that will attract individuals to our dispensary. Our ability to proceed with the construction of this facility is subject to receipt of applicable government approvals.

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Planned City of Las Vegas and Carson City Dispensaries

In 2020, we were awarded two additional retail licenses (one in the City of Las Vegas and one in Carson City), which we plan to operate under at two new dispensaries that we are in the process of establishing. Our ability to proceed with the construction of these facilities is subject to receipt of applicable government approvals. We received the approval of the City of Las Vegas for our City of Las Vegas location at 6050 Sky Pointe Drive, Las Vegas, NV 89130 (the “City of Las Vegas Dispensary”) and intend to begin construction of the City of Las Vegas Dispensary in first quarter of 2022. We are still in the process of obtaining the requisite government approvals for our Carson City location (the “Carson City Dispensary”), and upon receipt of such approvals we will proceed with our plans for the buildout of the Carson City Dispensary. We do not anticipate receiving such approvals until about July 2022 and do not expect to begin construction for the Carson City Dispensary until late 2022.

Real Estate Purchase Options

Part of Mystic’s strategy is to reduce overhead costs and increase its profit margins by acquiring the real estate used for its office, cultivation, and dispensary facilities, which it currently leases.

In January 1, 2021, Mystic entered into a Lease Addendum to the lease for the Reno Dispensary property located at located at 1085 S. Virginia Street, Reno, Nevada. Under the Lease Addendum, Mystic paid $611,794.15 (the “Reno Option Price”) to Green Wagon, LLC, the lessor under the lease (“Green Wagon”), in exchange for an option to purchase the property (the “Reno Purchase Option”). Mystic may exercise the Reno Purchase Option by paying the purchase price for the property in an amount equal to the lesser of fair market value as determined by an appraisal or $2.5 million, with the Reno Option Price being applied towards the balance of the purchase price. Assuming the purchase price is $2.5 million, Mystic would need to pay approximately $1.9 million in order to exercise the Reno Purchase Option. If Mystic elects not to exercise the Reno Purchase Option, any amounts advanced to Green Wagon will convert into a loan from Mystic to Green Wagon, which Green Wagon will be obligated to repay within 24 months, including 6% annual interest.

In January 1, 2021, Mystic entered into a Lease Addendum to the lease for its facilities located at 4145 Wagon Trail Avenue, Las Vegas, Nevada 89118. Under the Lease Addendum, Mystic has the right to purchase an option to purchase the property from Green Wagon Reno, LLC (“Green Wagon Reno”), the lessor under the lease (the “Wagon Trail Purchase Option”). The price of the option is $5 million (the “Wagon Trail Option Price”). To date, Mystic has paid $4.5 million towards the Wagon Trail Option Price. Once Mystic has paid the Wagon Trail Option Price, Mystic may exercise the Wagon Trail Purchase Option by paying the purchase price for the property in an amount equal to the lesser of fair market value as determined by an appraisal or $6 million, with the Wagon Trail Option Price being applied towards the balance of the purchase price. Assuming the purchase price is $6 million, Mystic would need to pay $1.5 million in order to purchase and exercise the Wagon Trail Purchase Option. If Mystic elects not to purchase or exercise the Wagon Trail Option, any amounts advanced to Green Wagon Reno will convert into a loan from Mystic to Green Wagon Reno, which Green Wagon Reno will be obligated to repay within 24 months, including 6% annual interest.

In August 2021, Mystic entered into a Lease for its planned City of Las Vegas Dispensary located at Sky 6050 Sky Pointe Drive, Las Vegas, NV 89130. Under the Lease, Mystic paid $1 million (the “Sky Pointe Option Price”) to Sky Hi, LLC, the lessor under the Lease (“Sky Hi”), in exchange for an option to purchase the property (the “Sky Pointe Purchase Option”, and together with the Wagon Trail Purchase Option and the Reno Purchase Option, the “Real Estate Purchase Options”). Mystic may exercise the Sky Pointe Purchase Option by paying the purchase price for the property in an amount equal to the lesser of fair market value as determined by an appraisal or $6 million, with the Sky Pointe Option Price being applied towards the balance of the purchase price. Assuming the purchase price is $6 million, Mystic would need to pay $5 million in order to exercise the Sky Pointe Purchase Option. Unlike the Reno Purchase Option and Wagon Trail Purchase Option, the Sky Pointe Purchase Option does not convert into a loan if Mystic elects not to exercise it.

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The Nevada Cannabis Industry

The Nevada cannabis industry is known for its comprehensive and exacting system of regulatory compliance and high standards of excellence for the governance of cannabis license holders. Currently, the acting regulatory authority is held by the CCB. The CCB establishes and maintains strict enforcement of cannabis related activities through the issuance of various regulations, including Title 56 of Nevada Revised Statutes and the Adopted Regulation of the CCB. These regulations provide an industry specific elaboration of the local NRS and NAC codes regarding the operation of a licensed cannabis organization. These regulations ensure that license holders operate their facilities with the highest degree of moral and ethical integrity, health and safety. The CCB is known for being highly active in their roles through the execution of frequent on-site inspections and their efforts in being available to industry workers as a resource of information and guidance. The Nevada cannabis industry may be heavily regulated; however, these high expectations have set an example for other new and developing markets in terms of best practices and product quality.

High expectations for product integrity and quality and a complicated regulatory environment can create significant barriers to entry for new companies in the market. The Nevada cannabis industry requires seasoned compliance professionals who are accustomed to fast-paced regulatory changes. This creates potential risk for companies with inadequate attention to compliance administration and can easily become the catalyst to failure. Mystic considers compliance a priority and has committed to the careful management of all related duties. The ability of our compliance team can be considered a competitive advantage by the positive effects it has on operations, organizational image and perception, and the quality of our cannabis and cannabis products.

Competition

A challenge to consider, as the number of active retail licenses increases, is the density of competition and the effect it can have on the success of a new dispensary operation. The Nevada market is known as home to many organizations that control multiple retail dispensary licenses which can be an obstacle when considering their increased purchasing power, lower retail prices to consumers, vast brand recognition and, in some cases, favorable treatment by governing entities.

Protection of Proprietary Information

We regard our various processes, techniques and other intellectual property associated with the cultivation and production of cannabis and cannabis-related products as proprietary and rely primarily on a combination of trademark and trade secret laws of general applicability, employee confidentiality and invention assignment agreements, and other intellectual property protection methods to safeguard these business assets. We also rely upon our efforts to design and produce new cannabis products, and upon improvements to existing cannabis products, to maintain a competitive position in the market.

We have not applied for patents or copyrights on any of our intellectual property. We have submitted trademark applications for the names and logos of our company and subsidiaries, and for the names of certain of our products. These trademark applications are currently pending approval.

Applicable Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we plan to develop. In the United States, the cultivation, manufacturing, distribution, sale and use of cannabis is subject to regulation at the state and local level, while the current policy and regulations of the federal government and its agencies, including the Drug Enforcement Administration (the “DEA”) and the Food and Drug Administration (the “FDA”), make cannabis illegal under federal law.

In Nevada, the Adopted Regulation of the Cannabis Compliance Board (the “CCB”) provides the general framework for the regulation of commercial medical and recreational cannabis. Nevada’s state cannabis licensing authority is the CCB. Currently, we hold and are in the process of obtaining additional cannabis licenses in Nevada that allow us to cultivate, manufacture, process, distribute wholesale, sell, and deliver cannabis products to medical and recreational cannabis users. See “Our Operations and Strategic Plan” for a description of licenses we have obtained or are in the process of obtaining.

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Our Nevada licenses must be renewed every year. Each year, licensees are required to submit a renewal application per state cannabis regulatory guidelines. Provided renewal applications are submitted in a timely manner, we can expect the renewals to be granted in the ordinary course of business.

Following is an overview of laws and regulations in the United States which pertain to our company and planned operations.

Regulation of Cannabis in the United States

Investors are cautioned that in the United States, cannabis is largely regulated at the state level and remains illegal under United States federal law. To date, a total of 36 states, and the District of Columbia, have legalized cannabis in some form. The recreational use of cannabis has been legalized in the District of Columbia and 19 states, including Alaska, Arizona, California, Colorado, Connecticut, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, South Dakota, Vermont, Virginia, and Washington.

Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a Schedule I controlled substance under the CSA in the United States and, as such, remains illegal under United States federal law. Accordingly, the Company’s business activities, while believed to be compliant with applicable state and local laws, are currently illegal under United States federal law. Unless and until the United States Congress amends the CSA with respect to cannabis, there is a risk that federal authorities may enforce current federal law. The risk of strict enforcement of the CSA in light of congressional activity, judicial holdings, and stated federal policy remains uncertain. Since federal law criminalizing the use of cannabis may preempt state laws legalizing its use, strict enforcement of federal law regarding cannabis would harm our business, prospects, results of operation, and financial condition. There is no guarantee that the Biden administration or future administrations will maintain the low-priority enforcement of federal laws in the cannabis industry that was adopted by the Obama administration. Any change in the federal government’s policy on enforcement of the CSA implementing stricter enforcement could have a material adverse effect on our business, financial condition and results of operations and cause significant financial damage to our business and our stockholders.

Violations of any United States federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements, arising from either civil or criminal proceedings brought by either the United States federal government or private citizens, including, but not limited to, property or product seizures, disgorgement of profits, cessation of business activities or divestiture. Such fines, penalties, administrative sanctions, convictions or settlements could have a material adverse effect on us, including, but not limited to, our reputation, our ability to conduct business, our ability to obtain and/or maintain cannabis licenses, whether directly or indirectly, in the United States, the listing of our securities on various stock exchanges, our financial position, operating results, profitability or liquidity, and the eventual market price of our shares.

State and local cannabis laws and regulations in the United States are complex, broad in scope, and subject to evolving interpretations and changes. Compliance with such laws and regulations could require us to incur substantial costs or alter certain aspects of our business. A compliance program is essential to manage regulatory risk. All operating policies and procedures implemented in the operation will be compliance-based and derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding our efforts, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming, and no assurance can be given that we will receive the requisite licenses to operate our planned businesses.

Violations of applicable state and local cannabis laws and regulations, or allegations of such violations, could disrupt certain aspects of our business plan and result in a material adverse effect on certain aspects of our planned operations. Additional regulations may be enacted in the future that will be directly applicable to certain aspects of our cultivation, production and dispensary businesses, and our ability to sell cannabis. We cannot predict the nature of any future laws, regulations, interpretations or applications, especially in the United States, nor can it be determined what effect additional governmental regulations or administrative policies and procedures, if and when promulgated, could have on our business.

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We will be required to obtain and maintain certain licenses and approvals in the jurisdictions where our operations are based and where our products are sold. There can be no assurance that we will be able to obtain or maintain the necessary licenses or approvals to operate our planned medical and recreational cannabis businesses. Failure to comply with or to obtain the necessary licenses and approvals, or any material delay in obtaining these items, is likely to delay and/or inhibit our ability to conduct our business.

While our management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available, or that any new markets for cannabis will emerge. Our business plan is based on the premise that cannabis legalization will continue to expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational use will grow as legalization expands. If cannabis legalization is scaled back or reversed at the state level, or if the United States federal government increases regulation and prosecution of cannabis-related activities, it could have a material adverse effect on our business, financial condition and results of operations.

FDA Approval Process for Pharmaceutical Drugs in the United States

Because cannabis is federally illegal to produce and sell in the United States, and because it currently has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the FDCA (as defined below) with regard to hemp-derived products, especially CBD, sold outside of state-regulated cannabis businesses. If cannabis were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role with respect to cannabis and cannabis products. In the event that cannabis or any other cannabis products that we develop becomes subject to FDA regulation, our future products may become subject to FDA approval processes for drugs marketed in the United States.

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act of 1938 (the “FDCA”) and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. Biological products are subject to regulation by the FDA under the FDCA, the Public Health Service Act (the “PHSA”), and related regulations, and other federal, state and local statutes and regulations. Biological products include, among other things, viruses, therapeutic serums, vaccines and most protein products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on our business, financial condition and results of operations.

The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;
●	submission to the FDA of an Investigational New Drug Application (an “IND”), which must become effective before human clinical trials may begin;
●	performance of adequate and well-controlled human clinical trials according to the FDA’s current good clinical practices (“GCPs”) to establish the safety and efficacy of the proposed drug or biologic for its intended use;
●	submission to the FDA of a New Drug Application (an “NDA”) for a new drug product, or a Biologics License Application (a “BLA”) for a new biological product;
●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug or biologic is to be produced to assess compliance with the FDA’s current good manufacturing practice standards, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s or biologic’s identity, strength, quality and purity;
●	potential FDA audit of the nonclinical and clinical investigation sites that generated the data in support of the NDA or BLA; and
●	FDA review and approval of the NDA or BLA.

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The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. There can be no certainty that approvals will be granted. If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling.

Any drug or biological products that receive FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or as required more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs and biologics for uses or in patient populations that are not described in the drug’s or biologic’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

Environmental, Health and Safety Laws

We are subject to environmental, health and safety laws and regulations in each jurisdiction in which we operate. Such regulations govern, among other things, emissions of pollutants into the air, wastewater discharges, waste disposal, the investigation and remediation of soil and groundwater contamination, and the health and safety of our employees. We may be required to obtain environmental permits from governmental authorities for certain of its current or proposed operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. As with other companies engaged in similar activities or that own or operate real property, we face inherent risks of environmental liability at our current and historical production sites. Certain environmental laws impose strict and, in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of the investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. The costs of complying with current and future environmental and health and safety laws, and any liabilities arising from past or future releases of, or exposure to, regulated materials, may have a material adverse effect on our business, financial condition and results of operations.

Employees

As of December 31, 2024, we employed approximately 130 individuals, of which 86 were full-time employees. As of that date, none of our employees were governed by collective bargaining agreements or were members of a union. We consider our relations with our employees to be very good.

We seek to create a workplace environment that fosters personal and business successes by offering training and development, which further assist our employees in meeting and exceeding our established standards of performance. Additionally, our employees work directly with our executive management team to address any internal concerns and continuously improve the ways in which we serve our employees and customers.

All employees of a cannabis business in Nevada must apply for and receive a registered agent card. The agent card is issued by the State of Nevada, and a background check must be completed as part of the application process.

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Advisory Board

We intend to establish an Advisory Board comprised of investment professionals, scientific researchers and former politicians with experience in the cannabis industry. The Advisory Board is expected to meet periodically with our board of directors and management to discuss matters relating to trends in the cannabis market, efficacy surrounding medical applications of cannabis and our strategic direction. Members of the Advisory board will be reimbursed by us for out-of-pocket expenses incurred in serving on the Advisory Board. We do not expect any Advisory Board members will have a conflict of interest between their obligation to us and their obligations to other companies or organizations.

Facilities

We manage our business operations from our principal executive offices, which are housed at the same location as our 24,000 square foot cultivation and production facility, at 4145 Wagon Trail Avenue, Las Vegas, Nevada 89118. The lease for our cultivation and production facility/office extends through 2029, under which we currently pay $36,000 per month. We lease our executive office and cultivation and production facility from Green Wagon, LLC, a subsidiary of Green Wagon Holdings, LLC, an entity owned by Lorenzo Barracco, our Chairman and Chief Executive Officer, Daniel V. Perla, a former Director, and Alexander Scharf, a Director.

Upon our assumption of operational control over the Las Vegas (Clark County) Dispensary, we assumed the lease agreement for the Las Vegas (Clark County) Dispensary at 1130 Desert Inn Road, Las Vegas, NV 89109, from MediFarm LLC. The lease term expires in May 2024. The scheduled rental payments under the lease agreement are as follows:

Periods	Basic Monthly Rent

June 1, 2020 through May 31, 2021	$9,614.78 per month (First Floor)
$1,081.99 per month (Basement)

June 1, 2021 through May 31, 2022	$9,903.23 per month (First Floor)
$1,114.45 per month (Basement)

June 1, 2022 through May 31, 2023	$10,200.32 per month (First Floor)
$1,147.89 per month (Basement)

June 1, 2023 through May 31, 2024	$10,506.33 per month (First Floor)
$1,182.32 per month (Basement)

June 1, 2024 through May 31, 2025	$10,821.51 per month (First Floor)
$1217.79 per month (Basement)

Upon our assumption of operational control over the Reno Dispensary, we assumed the lease agreement with Green Wagon Reno, LLC for the Reno Dispensary at 1085 S Virginia Street, Reno, Nevada 89509, from MediFarm I LLC. We lease the space for the Reno Dispensary from Green Wagon Reno, LLC, a subsidiary of Green Wagon Holdings, LLC, an entity owned by Lorenzo Barracco, our Chairman and Chief Executive Officer, Daniel V. Perla, a former Director, and Alexander Scharf, a Director. For 2020, the rent under the lease agreement was $7,500 per month with adjustment upon renewal. Upon renewal in January 1, 2021 the rent increased to $15,000 per month.

In August 2021, we entered into a lease for the building designated for the City of Las Vegas Dispensary located at 6050 Sky Pointe Dr. Las Vegas, NV 89130. We lease the space for the City of Las Vegas Dispensary from Sky Hi, LLC, a single member limited liability company whose managing member is Daniel V. Perla, one of our former Directors. The rent under the lease is $15,000 per month.

Total rent expense for the years ended December 31, 2024 and 2023, was $_________, and $_________, respectively.

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Legal Proceedings

On or about September 5, 2019, our subsidiary Qualcan filed an action (the “Action”) against the Nevada Department of Taxation (the “DoT”), which prior to 2020 had been charged with administration of the Nevada Cannabis industry, in the Eighth Judicial District Court, Clark County, Nevada concerning the DoT’s denial of our application for five licenses to own and operate recreational marijuana retail stores in Clark County (Henderson), Clark County (Las Vegas), Clark County (North Las Vegas), Clark County (unincorporated), and Washoe County (Reno). The Action sought, among other things, to (i) find that the DoT improperly denied our applications, (ii) compel the DoT to revoke the conditional licenses previously issued in those jurisdictions to several other companies with whom we compete, and (iii) direct the DoT to issue Qualcan, LLC five conditional licenses for the operation of recreational marijuana establishments in those jurisdictions. Our Action was joined and consolidated with separate lawsuits brought by other plaintiffs challenging the DoT’s issuance of licenses into case No. A-19-787004-B, filed in the Eight District Court, Clark County, Nevada (the “Consolidated Lawsuit”).

On July 27, 2020, Qualcan entered into a Settlement Agreement (the “Settlement Agreement”) with the DoT and other parties to the Consolidated Lawsuit. Under the terms of the Settlement Agreement, Qualcan received two (2) conditional Nevada cannabis dispensary licenses - one for the City of Las Vegas, and one for Carson City. The award of these licenses has been approved by the CCB.

Other than as set forth above, we are not a party to any pending legal proceeding nor is our property the subject of a pending legal proceeding that is not in the ordinary course of business or otherwise material to the financial condition of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-A (“Annual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of December 31st, 2024. The consolidated financial statements included in this filing as of December 31st, 2024 (audited) and December 31st, 2023 (audited).

Overview

Mystic Holdings, Inc. (the “Company” or “Mystic”) is a holding company which, through its wholly owned subsidiaries, is a fully integrated cannabis company in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and for recreational cannabis in 2016, Qualcan, LLC, Mystic’s wholly-owned operating subsidiary (“Qualcan”), has operated a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system.

In addition to its wholesale operations, Mystic, through its wholly owned subsidiaries Qualcan LLC, Picksy, LLC and Picksy Reno, LLC (All of which also do business under the brand name Jade Cannabis Co.), operates three recreational/medical retail dispensaries (one in Clark County, one in City of Las Vegas and one in Reno). In March 2024, as part of Mystic’s expansion and growth plan, Qualcan LLC was awarded, by the State of Nevada Cannabis Control Board, the Full management rights of a cannabis cultivation and production operation situated on approximately 30 acres in Tonopah Nevada. Qualcan LLC through its designee received court approval of the sale pursuant to an Asset Purchase agreement to acquire the licenses for production and cultivation as well as the accompanying land. On December 27th, 2024 the Judicial Court approved the transfer of interest of the cultivation and production license previously owned by The Hempire Company to Qualcan LLC. The closing of the operation occurred on January 6th, 2025, dated since when the Company, through its assignee Tonopah Farm LLC, has obtained the ownership of the described licenses. Furthermore, Mystic plans to open another recreational dispensary in Carson City in 2025. As of December 31st, 2024 Mystic is also operating a non-cannabis food and beverage establishment.

The Company has solidified its Nevada footprint by becoming a vertically integrated company providing medical and recreational cannabis cultivation and production, and retail dispensary operations for high quality cannabis and cannabis consumer products. We intend to expand our wholesale operations to capture expected retail demand for our cultivation and production activities, including from our own retail locations that we plan to build (and license) or acquire. A key element of our strategic plan is to make acquisitions of or investments in complementary businesses, products, and technologies in the cannabis industry.

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Risk Factors

We face risks and uncertainties that could affect us and our business as well as the cannabis industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Recent Developments

Regulation A+ Offering

On September 21, 2021, the Company received qualification from the SEC to proceed with the Company’s new public offering of its common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Current Reg A+ Offering”). Discussions and marketing efforts with investors are ongoing.

On September 30th 2022 our Reg A offering closed. This in combination with our first Reg A offering that closed on June 30th 2022 totaled $17,570,299.50.

Stock Listing

In July 2021, the Company’s common stock became quoted for the first time on the Pink Open Market operated by the OTC Markets Group, Inc. (the “OTC Markets”), under the symbol “MSTH”. In August 2021, we submitted an application for listing the Company’s common stock for quotation on the OTCQX tier of the OTC Markets. On January 21st 2022 we were approved and launched on the OTCQX.

Exchange Offer Transaction

In August 2021, the Company launched an offering (the “Exchange Offer”) to holders of our common stock as of a record date of July 1, 2021, to exchange all properly tendered and accepted shares of our common stock for up to 150,000 newly issued shares of our series A preferred stock, par value $0.001 per share. Under the Exchange Offer, each holder of our common stock was entitled to, for each 1,000 shares of common stock held as of July 1, 2021, tender one share of common stock in exchange for one share of series A preferred stock. Holders of our series A preferred stock are entitled to 1,100 votes per share on all matters submitted generally to a vote of stockholders. The Exchange Offer period closed on September 20, 2021.

Results of Operations - Year Ended December 31st, 2024, Compared to Year Ended December 31st, 2023

Gross revenue for the year ended December 31st, 2024, was $25,354,982 with $ 14,360,481 in gross profit. Compared to December 31st, 2023, Gross revenue of $ 21,205,780 with $$ 17,161,022 in gross profit

Operating expenses for the year ended December 31st, 2024, were $20,697,219 and include depreciation of equipment expense of $ 775,083, amortization of intangible assets of $1,178,015 and selling, office and administration expenses of $ 18,495,183 and advertising expenses of $ 248,939. Compared to December 31st, 2023, operating expenses were $14,422,543 and include depreciation of equipment expense of $841,347, amortization of intangible assets of $1,787,468 and selling, office and administration expenses of $11,409,341 and advertising expenses of $ 384,386.

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Liquidity and Capital Resources

As of December 31st, 2024, we had cash of $918,811 and accounts receivable of $534,649 compared to December 31st 2023 of cash $(15,823) and accounts receivable of $704,567. The change in cash and cash equivalents is due to the cash inflows generated by the Tonopah farm as already anticipated by Management. Management anticipates that going forward the Company will be able to increase its cash flows from operating activities, thanks to the opening of the new store in the Carson City.

As of December 31st, 2024, short-term debt consisted of the following:

	December 31st, 2024 (Audited)	December 31st, 2023 (Audited)
Notes Payable to Qualcan Cananda (1)	$501,509	$501,509
Note Payable to NY- OLGA (2)	$46,000	$4,000
Credit Card	229,880	$146,259
Total short-term debt	$4,234	$651,768

(1)	Note payable to Qualcan Canada bearing no interest. Repayment of the note may be in cash or the Company’s common stock at such time and place to be decided by our Board of Directors. The noteholder does not have any right to convert the debt to stock.
(2)	This note is payable to an affiliate and bears 12% interest

Long-term Debt

As of December 31st, 2024 and December 31st, 2023, our long-term debt consisted of the following:

	December 31st,2024 (Audited)	December 31st, 2023 (Audited)
Auto Loan	$17,201	$26,082

Long-Term Debt	$17,201	$26,082

Related Party Transactions

As of December 31st, 2024 and December 31st, 2023, we had the following balances due from related parties:

	December 31st,2024 (Audited)	December 31st, 2023 (Audited)
Dal Toro Holdings II, LLC(1)	$12,000	$12,000
Green Wagon Holdings, LLC(2)	$5,151,035	$6,365,393
Panorama Crest, LLC(3)	$100,000	$100,000
Stella Marina/Blue Devil, LLC(4)	$-	$97,385
Sky Hi, LLC(5)	$(2,250,900)	$(2,837,748)
Bakery, LLC(6)	330,915	53,874
Barbizon LLC/Barracco Realty, LLC(7)	323,150	$-
Tonopah Land Development LLC(8)	(200,000)	$-
Total	$3,466,200	$3,790,904

(1)	Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due from this related entity have decreased and are due on demand and bear no interest.

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(2)	Green Wagon Holdings, LLC is an entity that shares affiliate ownership with the Company and leases building space to the Company on a month-to-month basis as further explained in Note 14. The balance due from related party includes balances paid for the purpose of down payment made for the purchase of three new buildings at Wagon Trail, Sky Point Drive and Reno location in the state of Nevada. The balances due from this related party are due on demand and bear no interest.

(3)	Panorama Crest, LLC is one of the stockholders of the Company. The balances due from this related entity are due on demand and bear no interest.

(4)	Blue Devil, LLC (formerly Stella Marina, LLC) is an entity owned by related parties of the Company and are used to charter airplane for business travel purpose. The balances due from this related party are due on demand and bear no interest.

(5)	Sky Hi, LLC, is an entity controlled by related parties of the Company. Mystic leases the space for the City of Las Vegas Dispensary located at 6050 Sky Pointe Dr. Las Vegas, NV 89130 from Sky Hi, LLC. In accordance with the terms of the lease, as of December 31, 2021 Mystic paid $1,028,000 to Sky Hi, LLC, in exchange for an option to purchase the real estate for the City of Las Vegas Dispensary. On December 31, 2021 Mystic issued a short-term promissory note for $2,900,000 to Sky Hi, LLC with interest rate of 12% per annum.

(6)	Café’ Holdings LLC, outsources its labor to Bakery LLC, a payroll management company in which the Company holds a minority share. The balances due to this related entity have increased and are due on demand and bear no interest.

(7)	Barbizon LLC, and Barracco Realty LLC, are both real estate companies fully owned by one of the stockholders of the Company. The balance due to these entities are due on demand and bear no interest.

(8)	Tonopah Land Development LLC is an entity controlled by related parties of the Company and owner of the land where Mystic operates his new cannabis farm, in Tonopah. Mystic leases approximately 30 acres from Tonopah Land Development for running its cannabis operations.

8% Convertible Debentures

The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder; provided, that, if on or before the maturity date, the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common shares of Qual can Canada. The conversion price of the debentures issued in the First 2019 Private Placement is CA$0.30 ($0.23) per share and the conversion price of the debentures issued in the Second 2019 Private Placement is CA$0.80 ($0.60) per share. The conversion price is subject to adjustment in the event of specified dilutive or accretive events, such as stock splits and stock combinations. The principal amount and accrued interest under the debentures are payable by us upon the earlier to occur of the closing of the Canadian Public Offering or 12 months after the date of issuance. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date.

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In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The holders will be paid in preference to any of our unsecured creditors and will be paid pro rata in proportion to the principal number of debentures held by the holders (together with the holders of the debentures issued in the Second Mystic Financing) if the available assets are not sufficient to repay the debentures. The debentures are unsecured, general obligations of our company. The debentures are not redeemable by us or subject to voluntary prepayment prior to maturity.

On December 11, 2020, the Company settled principal amount of the debenture of $6,999,987 through the issuance of 16,955,336 common shares of the company and was convertible into common shares of the company at a conversion price of CA$0.30 and CA$0.80 per share. The accrued interest associated with debenture has been terminated upon conversion.

The carrying value of the Debentures, as of December 31, 2024, and 2023, are $2,591,646 and $441,646 respectively.

CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base. Also, the credit term determines the amount of receivables along with the concentration of customers determining single purchasers on credit.

As new legal enterprises, marijuana growers, distributors and dispensaries need financial services like those required by other businesses. But local banks and credit unions in many jurisdictions are still subject to laws prohibiting the offering of business accounts and services to organizations involved in cannabis production and distribution. At the federal level, U.S. law still forbids commerce in marijuana. While the U.S. Department of Justice has indicated that it will defer to the legislative intent of individual states regarding legalization, overlapping federal and state banking laws still present real risk management uncertainties for financial organizations.

Furthermore, only about one in 30 banks or credit unions in the U.S. currently accepts marijuana-related businesses as clients. Those providing services often require much higher service and transaction fees to offset complicated and strict reporting requirements.

BUSINESS RISK

The Company’s primary business, cultivation and production of medical cannabis and recreational cannabis, is heavily regulated state levels although remains illegal at the federal level in the United States. While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company’s operations and financial results could be negatively affected. Further, the Company operates in a highly regulated industry, which may limit the Company’s ability to price its services at levels that the Company believes appropriate. These competitive factors may adversely affect the Company’s financial results.

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Litigation

The Company is involved, from time to time, in disputes and claims incidental to the conduct of its business. The company reviews any such legal proceedings and claims on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. Based upon present information, the company determined that there were no matters that required an accrual as of December 31st, 2024 nor were there any asserted or unasserted material claims for which material losses are reasonably possible.

1.	Qualcan, LLC, ( a subsidiary of Mystic holdings, Inc.) v. Desert Aire Wellness, LLC. (DAW) Following litigation arising out of DAW’s failure to repay a loan extended to it by Qualcan, the parties entered into a Settlement Agreement, wherein DAW agreed to pay Qualcan a total of One Million Six Hundred ($1,600,000.00) (“Settlement Amount”) over a thirty-six (36) month term, or by June 21, 2022, in accordance with the terms of the PSA. Per the PSA DAW was to make monthly purchases of goods from Qualcan bearing sole responsibility to ensure that a total of $1,600,000.00 of goods was ordered before the end of the term. To insure payment the parties executed the Confession of Judgment (COJ). DAW failed to purchase the full $1,600,000.00 of goods triggering a material breach of the Settlement Agreement. Qualcan pursued enforcement of the COJ and DAW filed claims challenging the breach of the Service Agreement. The case was settled with money paid to Qualcan. The Court entered an order for dismissal.

2.	Creative Flowers, LLC, v. Mystic Holdings, Inc. On September 7, 2023 Creative Flowers LLC, filed a complaint in the Eighth Judicial District Court, Clark County Nevada Case No.: A-23-872355-C alleging One Count of Negligence Per Se and One Count of Negligence. The case was dismissed in favor of Qualcan. As of the date of this filing the case remains dismissed.

3.	Subsequent Event In March 2025 the CCB approved the transfer of certain assets of Qualcan to Skypoint Jade LLC, Jade Carson City LLC and New Division LLC. All subsidiaries of Mystic.

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Item 3. Directors and Officers

Set forth below is information regarding our executive officers, directors and key employees as of December 31, 2024.

Name	Age	Position
Lorenzo Barracco	52	Chairman of the Board and Chief Executive Officer
Heather Cranny	39	Director, Chief Financial Officer, Treasurer and Secretary
Joanna DeFilippis	42	Director, Chief Operating Officer
Michael Cristalli	55	Director, President
Sigmund (Sig) Aronson Rogich	82	Director
Alexander Scharf	70	Director

The principal occupations for the past five years of each of our executive officers, directors, nominees and key employees are as follows:

Lorenzo Barracco, our Chairman of the Board and Chief Executive Officer, co-founded our company in June 2014. Mr. Barracco is a businessman, real estate developer and entrepreneur with a strong legal and financial background. Mr. Barracco secured a position on Wall Street as special counsel Lawrence Auriana, co-founder of the Kaufman fund and one of the most respected fund managers in the United States, in 2001. He served as a full-time personal consultant for Mr. Auriana from October 2001 to December 2006, and then moved to Las Vegas and Macau in January 2007 to develop his concept for Dal Toro Ristorante, Car Gallery & Event Center, inside the Palazzo Hotel and Casino and Le Grand Club in the Galaxy Star World Casino Macau. Since 2005, Mr. Barracco has been the majority holder of Barracco Realty/Barbizon 30L LLC, a real estate company with assets in New York, Miami and Las Vegas, and owner of Stella Marina, a company that charters luxury yachts in the Bahamas. Mr. Barracco earned an L.L.M. degree from Northwestern University and is a member of the New York Bar.

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As the Chairman, Chief Executive Officer and one of our largest stockholders (through an entity controlled by him), Mr. Barracco leads the Board and guides our company. Mr. Barracco’s history of developing projects in quickly-evolving markets is of significant value to our company’s growing operations. His service as Chairman and Chief Executive Officer creates a critical link between management and the Board.

Michael Cristalli, a member of our board of directors and our President, co-founded our company in June 2014. Mr. Cristalli, who is a founding partner of the Las Vegas law firm Gentile Cristalli Miller Armeni Savarese (GCMAS) in March 2015, is an accomplished trial attorney and has successfully litigated some of the most high-profile cases in the State of Nevada. He is currently a member at Clark Hill Law Firm after a merger with GCMAS in 2019. He has represented clients nationwide and internationally and is regarded as one of the premier litigators in Nevada. His practice currently focuses on cannabis law which includes a constitutional challenge to Nevada’s 2018 retail marijuana application process and conditional licensing. From 2007 to 2009, Mr. Cristalli collaborated in the creation and production and starred in a documentary called The Defenders, which highlighted his practice. The documentary was developed into a CBS network drama also titled The Defenders. From 2009 to 2011, Mr. Cristalli served as an executive consultant on the show and consulted extensively on scripts in collaboration with the writers. Mr. Cristalli has been a legal analyst for MSNBC, has been interviewed on Larry King Live, Greta Van Susteren and Good Morning America, as well as Fox and Friends in the Morning. His cases have been featured on Dateline NBC, CBS 48 Hours, Lifetime and Snapped. Mr. Cristalli currently serves on the Board of Directors for the Nevada Cannabis Association (NCA), the leading Cannabis Association in the State of Nevada representing the interests of the industry. He also serves as honorary consul to the Republic of Italy for the State of Nevada. Mr. Cristalli obtained a B.S. degree from the University of Rochester and a J.D. from Syracuse University College of Law.

Mr. Cristalli is qualified to serve as a director of our company due to his substantial knowledge and years of working experience with Nevada’s cannabis laws and regulations and he has been instrumental in our obtaining licenses for medical and recreational cannabis.

Heather Cranny, a member of our board of directors, and our Chief Financial Officer, Treasurer and Secretary, joined our company in 2014. In 2007, Ms. Cranny joined Dal Toro Ristorante, Car Gallery & Event Center, inside the Palazzo Hotel and Casino, as Director of Finance, where she soon became the Chief Financial Officer, overseeing multiple properties within the restaurant group, throughout the United States and the Caribbean. Ms. Cranny is currently the Chief Financial Officer for Dal Toro Holdings, LLC, a real estate company with properties in New York, Miami and Las Vegas. In 2014, Ms. Cranny’s expertise was instrumental in the application and approval process for both the cultivation and production licenses Qualcan holds today. Ms. Cranny received a B.A. in business from the University of Nevada Las Vegas.

Ms. Cranny has been with the company since its formation and has significant experience in the cannabis industry, making her well qualified to serve as a member of the Board.

Joanna DeFilippis, a member of our board of directors and our Chief Operating Officer, joined our company in July 2019. In 2004, Ms. DeFilippis was part of the opening Food and Beverage team at Wynn Las Vegas, which led her in 2006 to becoming the General Manager at Dal Toro Ristorante, Car Gallery & Event Center, inside the Palazzo Hotel and Casino. From 2014 to 2019, Ms. DeFilippis was the Director of Restaurant Operations at the House of Blues Restaurant and Bar inside Mandalay Bay Hotel and Casino. Ms. DeFilippis earned a B.A. in hospitality management from University of Nevada Las Vegas.

Ms. DeFilippis has in-depth knowledge of our product selection methodologies, making her well qualified to serve as a member of the Board.

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Sigmund (Sig) Aronson Rogich became a member of our board of directors in July 2017. He is the former U.S. Ambassador to his native country of Iceland (from 1992 to 1993) and is currently the President of The Rogich Communications Group, a business facilitator, public relations and crisis management firm (which he founded in 1995). Mr. Rogich is widely known for his efforts as the senior media consultant to Republican candidates for office, including Presidents Ronald Reagan and George H.W. Bush, and senior campaign consultant for several former Nevada governors. For the past 40 years, Mr. Rogich has served as an advisor to presidents and leaders in numerous levels of government and industry in Nevada and throughout the United States. As a life-long advocate of public education, Mr. Rogich’s company, R&R Partners, the largest advertising agency in Nevada that he founded in 1973, worked pro bono for successful passage of every school bond initiative to help build new schools and facilities in Clark County, Nevada. He has served as a Regent for the Nevada System of Higher Education and was named an Emeritus Trustee for the University of Nevada at Reno. Mr. Rogich also assisted in the early stages of establishing the William S. Boyd School of Law at the University of Nevada at Reno, the School of Medicine at the University of Nevada at Reno and the Nathan Adelson Hospice. In 2011, he was honored with the Education Hero Award from the Public Education Foundation, an organization that optimizes community and global resources to support and augment public education in Clark County.

Mr. Rogich has in-depth knowledge in the areas of media and advertising, and government relations in particular, making his input invaluable to the Board’s discussions of the company’s branding and public perception.

Alexander Scharf became a member of our board of directors in November 2017. Mr. Scharf is an investor and real estate professional. Since 1997, Mr. Scharf has owned a chain of Esplanade Senior Residences in New York, New York and in upstate New York. Mr. Scharf has invested, built and managed over 3,000 residential units that have sold or converted into condominium ownership, and one of his most noteworthy endeavors was the gut renovation of the landmark Staten Island Hotel into Staten Island’s finest Independent Senior Living Residence. He has built a strong network of partners and investors and launched a fund to invest in NNN (net-net-net leased properties nationwide) and is the owner and operator of many properties throughout the United States, two affordable extended stay hotels in New York, New York, and the Westminster, a luxury triple-A rated four diamond hotel in Livingston, New Jersey. Mr. Scharf earned a B.A. degree in Business from Baruch College, City University of New York.

Mr. Scharf’s extensive experience in leading and managing an expanding multi-location and highly regulated operation makes him well qualified as a member of the Board.

Term of Office

All directors hold office until the next annual meeting of the stockholders of the Company and until their successors have been duly elected and qualified. The Company’s Bylaws provide that the Board of Directors will consist of no less than three members. Officers are elected by and serve at the discretion of the Board of Directors.

Director Independence

Our board of directors is currently composed of seven members, three of which qualify as an independent director in accordance with the published listing requirements of the NASDAQ Global Market (the Company has no plans to list on the NASDAQ Global Market). The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, our board of directors has not made a subjective determination as to our director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, though such subjective determination is required by the NASDAQ rules. Had our board of directors made these determinations, our board of directors would have reviewed and discussed information provided by our directors and us with regard to our director’s business and personal activities and relationships as they may relate to us and our management.

19

Board Committees

Our board of directors has established an audit committee and a compensation committee. The composition and responsibilities of each committee of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Although each committee is directly responsible for evaluating certain enumerated risks and overseeing the management of such risks, the entire board of directors is generally responsible for and is regularly informed through committee reports about such risks and any corresponding remediation efforts designed to mitigate such risks. This enables the board of directors and its committees to coordinate the risk oversight role.

The sole member of our audit committee is Daniel Perla. The audit committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. The committee’s responsibilities include, among other things:

●	approve and retain the independent auditors to conduct the annual audit of our financial statements;

●	a review the proposed scope and results of the audit;

●	Review accounting and financial controls with the independent auditors and our financial and accounting staff;

●	Review and approve transactions between us and our directors, officers and affiliates;

●	Recognize and prevent prohibited non-audit services; and

●	Establish procedures for complaints received by us regarding accounting matters; and oversee internal audit functions, if any.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

Our compensation committee is comprised of two members: Heather Cranny and Michael Nahass, who chairs the compensation committee. The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include, among other things:

●	review and determine the compensation arrangements for management;

●	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

●	administer our stock incentive and purchase plans;

●	oversee the evaluation of the Board and management; and

●	review the independence of any compensation advisers engaged by the compensation committee.

20

Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the “Code.”

With respect to director compensation, our compensation committee is responsible for reviewing the compensation paid to members of the board and recommending modifications to board compensation that the compensation committee determines are appropriate and advisable to the board for its approval from time to time. In this regard, the compensation committee may request that management report to the compensation committee periodically on the status of the board’s compensation in relation to other similarly situated companies. The compensation committee operates under a written charter that will satisfy the applicable standards of the SEC and Nasdaq and which will be available on our website prior to the completion of this offering at www.opti-harvest.com.

Nominating and Corporate Governance Committee

Since we do not have a nominating and corporate governance committee comprised of independent directors, the functions that would have been performed by such committee are performed by our directors.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of the Nasdaq Capital Market and the SEC.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested independent members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors. As of December 31, 2024 we have five independent directors serving on the board of directors, and intend to maintain a board of directors consisting of a majority of independent directors.

Indemnification of Directors and Executive Officers

Nevada Revised Statutes provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the board of directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he or she was a party, he or she is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

21

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interests and must not have been adjudged liable to us, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Nevada corporate law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he or she is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our articles of incorporation, bylaws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him or her in such capacity arising out of his or her status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2024 and 2021; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2024 and 2021 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this document, these individuals are the “named executive officers” of the company.

Name and Position	Years	Salary	Total
Lorenzo Barracco	2024	$350,000	$350,000
Chairman and Chief Executive Officer	2023	$300,000	$300,000

Heather Cranny	2024	$140,000	$140,000
Director, Chief Financial Officer,	2023	$120,000	$120,000
Treasurer, and Secretary

Joanna DeFilippis	2024	$160,000	$160,000
Chief Operating Officer	2023	$160,000	$160,000

Michael Cristalli	2024	$200,000	$200,000
Director, President	2023	$160,000	$160,000

22

Employment and Consulting Agreements

Currently, we have no employment or consulting agreements with any of our executive officers or key employees and consultants. It is expected that certain senior executive officers, including Lorenzo Barracco, will enter into employment agreements with our company upon the closing of the Share Exchange transaction (if completed).

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2024, we granted stock options to purchase ____________ shares of common stock to our executives and other employees.

Incentive Compensation Plan

Our board of directors has reserved 20,000,000 shares of our common stock for issuance as incentive compensation. As of December 31, 2024, we granted stock options to purchase __________ shares of common stock to our executives and other employees.

Director Compensation

During the year ended December 31, 2024, Lorenzo Barracco, our Chairman, earned $350,000, in his capacity as Chief Executive Officer. During the year ended December 31, 2024, Heather Cranny, a member of our Board of Directors, earned $140,000, in her capacity as Chief Financial Officer, Treasurer and Secretary. No other cash or non-cash compensation was awarded to or earned by any individual who served as a member of our board of directors during the year ended December 31, 2024.

We do not currently compensate our directors. We plan to compensate each non-management director through annual stock option grants and by paying a cash fee for each board of directors and committee meeting attended. Our board of directors will review director compensation annually and adjust it according to then current market conditions and good business practices.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the number and percentage of our outstanding shares of common stock and Series A Preferred Stock beneficially owned as of May 10, 2025, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;
●	each of our current directors
●	each of our current executive officers; and
●	all our current directors and executive officers as a group.

Shares beneficially owned and percentage ownership is based on 113,558,006 shares of common stock issued and outstanding as of May 10, 2025.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or dispositive power with respect to securities. Shares of common stock issuable upon exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of our outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise or conversion of options, warrants or convertible securities within the next 60 days, the same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” columns of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such columns may exceed 100%. Unless otherwise indicated, the address of each of the following persons is 4145 Wagon Trail Avenue, Las Vegas, Nevada 89118, and each such person has sole voting and dispositive power with respect to the shares set forth opposite his, her or its name.

23

The following table sets forth the number and percentage of our outstanding shares of common stock and Series A Preferred Stock beneficially owned as of the date of this Form 1-K:

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Shares of Series A Preferred Stock Beneficially Owned(1)	Percentage of Common Stock Beneficially Owned	Percentage of Series A Preferred Stock Beneficially Owned
Lorenzo Barracco(2)	35,055,120	32,024	30.8%	37.1%
Michael Cristalli(3)	3,960,652	3,965	3.4%	3.5%
Heather Cranny	-	-	-%	-%
Joanna DeFilippis	-	-	-%	-%
Daniel V. Perla(4)	9,248,742	17,937	8.1%	20.8%
Sigmund (Sig) Aronson Rogich	499,500	500	0.4%	0.5%
Alexander Scharf(5)	8,855,087	8,746	7.7%	10.1%
All directors and executive officers as a group (7 persons)	57,619,101	63,172	50.7%	65.9%

(1)	Holders of our series A preferred stock are entitled to 1,100 votes per share on all matters submitted generally to a vote of stockholders.

(2)	Includes (i) 31,339,693 shares of common stock and 31,371 shares of series A preferred stock owned of record by Dal Toro Holdings II, LLC, a company in which Mr. Barracco holds voting and dispositive power with respect to such shares, (ii) 2,089,438 shares of common stock held by Green Wagon Holdings LLC, a company in which Mr. Barracco holds voting and dispositive power with respect to such shares, and (iii) 963,652 shares of common stock and 965 shares of Series A Preferred Stock owned of record by MCLB, LLC, a company in which Mr. Barracco shares voting and dispositive power with Mr. Cristalli with respect to such shares.

(3)	Includes 963,652 shares of common stock and 964 shares of series A preferred stock owned of record by MCLB, LLC, a company in which Mr. Cristalli shares voting and dispositive power with Mr. Barracco with respect to such shares.

(4)	Includes 9,248,742 shares of common stock and 17,937 shares of series A preferred stock owned of record by Panorama Crest, LLC, a company in which Mr. Perla holds voting and dispositive power with respect to such shares.

(5)	Includes 8,738,420 shares of common stock and 8,747 shares of series A preferred stock owned of record by Ketores Holdings, LLC, a company in which Mr. Scharf holds voting and dispositive power with respect to such shares.

Item 5. Interest of Management and Others in Certain Transactions

Other than described below, there have been no transactions during the last two years, or proposed transactions, to which we were or will be a party, in which any director, executive officer, beneficial owner of more than 5% of our common stock or any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

24

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors and affiliates. More particularly, following the closing, we will adopt a written policy which will require any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved solely by a majority of the disinterested independent directors serving on the board of directors.

Affiliate Loans to the Company

As of December 31, 2024 and December 31, 2023, we had the following balances due from (to) to related parties:

	December 31st,2024 (Audited)	December 31st, 2023 (Audited)
Dal Toro Holdings II, LLC(1)	($188,000)	$12,000
Green Wagon Holdings, LLC(2)	$5,519,772	$6,365,393
Panorama Crest, LLC(3)	$100,000	$100,000
Stella Marina/Blue Devil, LLC(4)	($37,761)	$97,385
Sky Hi, LLC(5)	($2,528,212)	($2,837,748)
Bakery(6)	($474,053)	53,874
Barbizon/Barracco Realty, LLC(7)	($26,836)	$-

Total	$2,364,910	$3,790,904

(1)	Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due from this related entity have decreased and are due on demand and bear no interest.

(2)	Green Wagon Holdings, LLC is an entity that shares affiliate ownership with the Company and leases building space to the Company on a month-to-month basis as further explained in Note 14. The balance due from related party includes balances paid for the purpose of down payment made for the purchase of three new buildings at Wagon Trail, Sky Point Drive and Reno location in the state of Nevada. The balances due from this related party are due on demand and bear no interest.

(3)	Panorama Crest, LLC is one of the stockholders of the Company. The balances due from this related entity are due on demand and bear no interest.

(4)	Blue Devil, LLC (formerly Stella Marina, LLC) is an entity owned by related parties of the Company and are used to charter airplane for business travel purpose. The balances due from this related party are due on demand and bear no interest.

(5)	Sky Hi, LLC, is an entity controlled by related parties of the Company. Mystic leases the space for the City of Las Vegas Dispensary located at 6050 Sky Pointe Dr. Las Vegas, NV 89130 from Sky Hi, LLC. In accordance with the terms of the lease, as of December 31, 2021 Mystic paid $1,028,000 to Sky Hi, LLC, in exchange for an option to purchase the real estate for the City of Las Vegas Dispensary. On December 31, 2021 Mystic issued a short-term promissory note for $2,900,000 to Sky Hi, LLC with interest rate of 12% per annum.

(6)	Café outsources its labor to Bakery, a payroll management company in which the Company holds a minority share. The balances due to this related entity have increased and are due on demand and bear no interest.

(7)	Barbizon LLC, and Barracco Realty LLC, are both real estate companies fully owned by one of the stockholders of the Company. The balance due to these entities are due on demand and bear no interest.

Item 6. Other Information

None.

25

Item 7. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MYSTIC HOLDINGS, INC.

AND AFFILIATES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Period Ended December 31, 2024, and December 31, 2023

KKM CPA Associates PLLC Certified Public Accountants	100 RING ROAD WEST, SUITE 300 (PH), GARDEN CITY, NY 11530 Tel: 516.663.5990 Fax: 516.663.5996 www.kkmcpa.com e-mail: brian@kkmcpa.com

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

of Mystic Holdings Inc. and Affiliates

Las Vegas, Nevada

Opinion

We have audited the accompanying consolidated financial statements of Mystic Holdings Inc. and Affiliates, which comprise the consolidated balance sheets as of December 31, 2024, and 2023, and the related statements of income, shareholders equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, consolidated the financial statements referred to above present fairly, in all material respects, the financial position of Mystic Holdings Inc. and Affiliates as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Mystic Holdings Inc. and Affiliates and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Mystic Holdings Inc. and Affiliates’ ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KKM CPA Associates PLLC Certified Public Accountants	100 RING ROAD WEST, SUITE 300 (PH), GARDEN CITY, NY 11530 Tel: 516.663.5990 Fax: 516.663.5996 www.kkmcpa.com e-mail: brian@kkmcpa.com

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Mystic Holdings Inc. and Affiliates’ internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about Mystic Holdings Inc. and Affiliates’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

KKM CPA Associates PLLC

KKM CPA Associates PLLC

Garden City, New York

May 20, 2025

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024, AND DECEMBER 31, 2023

MYSTIC HOLDINGS INC. AND AFFILIATES
CONSOLIDATED BALANCE SHEETS
December 31,	2024	2023

ASSETS
Current Assets:
Cash	918,811	(15,823)
Accounts receivable, net	534,649	704,567
Inventory	2,382,151	2,348,356
Total Current Assets	3,835,611	3,037,100

Non Current Assets:
Due from related parties, net	3,461,532	3,790,905
Property, Equipment and Leasehold Improvements, Net	6,008,924	5,796,777
Intangible assets, net	12,273,380	13,611,394
Goodwill	5,824,104	5,824,104
Investments	100,000	100,000
ROU Assets	4,238,432	4,238,432
Other Assets	3,052,626	1,362,126
Total Non Current Assets	34,958,998	34,723,739
TOTAL ASSETS	$38,794,610	$37,760,839

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	3,969,549	2,513,132
Other Current Liabilities	5,414,041	3,375,525
Total Current Liabilities	9,383,590	5,888,657

Non Current Liabilities:
Convertible Debentures	2,591,646	441,646
Long Term Debt	3,945,812	4,141,782
Lease Liability	4,664,425	3,915,037
Uncertain Tax Benefit	3,257,406	2,004,153
Total Liabilities	23,842,879	16,391,275

Stockholders’ Equity:
Common stock, $0.001 par value; 200,000,000 shares authorized 150,376,946 shares issued and 49,623,053 shares outstanding	150,232	150,232
Preferred stock, $0.001 par value; 111,111 shares authorized 86,235 shares issued and 86,235 shares outstanding	86	86
Additional Paid in Capital	39,490,809	39,490,809
Less: Par Value of 34,081,591 shares of treasury stock	(34,082)	(34,082)
Accumulated Deficit	(24,655,315)	(18,237,480)
Total Stockholders’ Equity	14,951,730	21,369,564

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$38,794,610	$37,760,839

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED STATEMENT OF INCOME

AS OF DECEMBER 31, 2024, AND DECEMBER 31, 2023

MYSTIC HOLDINGS,INC. AND AFFILIATES
CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2024	2023

GROSS SALES	25,354,982	21,205,780
Returns	(24,931)	(25,405)
Discounts	(3,933,858)	(4,019,353)
NET SALES	$21,396,193	$17,161,022

COST OF GOODS SOLD	8,092,441	7,759,488

GROSS PROFIT	$13,303,753	$9,401,534

OPERATING EXPENSES
Advertising	248,939	384,386
Depreciation	775,083	841,347
Ammortization	1,178,015	1,787,468
Selling, Office and Administration	17,438,455	11,409,341
TOTAL OPERATING EXPENSES	19,640,492	14,422,543

INCOME (LOSS) FROM OPERATIONS	$(6,336,739)	$(5,021,009)

OTHER INCOME (EXPENSES)
Interest Expense	(267,415)	(73,194)
Other Expenses	(92,529)	(27,282)
Income on Settlement	500,000	-
Other Income	1,050,983	268,169
Miscellaneous Income		-
TOTAL OTHER INCOME	1,191,039	167,693

NET INCOME BEFORE PROVISION FOR INCOME TAXES	$(5,145,700)	$(4,853,316)

Provision for Income Taxes	(1,253,253)	(501,704)

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(6,398,953)	$(5,355,020)

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED CHANGES IN SHAREHOLDERS EQUITY

AS OF DECEMBER 31, 2024, AND DECEMBER 31, 2023

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Year Ended December 31, 2024
					Additional
	Common Stock		Preferred Stock		Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency

Balance, January 1, 2024	150,376,946	150,232	86,235	86	39,490,809	(34,081,597)	(34,082)	(18,237,480)	21,369,566

Issuance of Common Stock	-	-	-	-	-	-	-	-	-

Conversion of Common Stock to Preferred Stock	-	-	-	-	-	-	-	-	-

Net Income	-	-	-	-	-	-	-	(6,417,835)	(6,417,835)

Balance, December 31, 2024	$150,376,946	$150,232	$86,235	$86	$39,490,809	$(34,081,597)	$(34,082)	$(24,655,315)	$14,951,730

Year Ended December 31, 2023
					Additional
	Common Stock		Preferred Stock		Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency

Balance, January 1, 2023	150,376,946	150,377	86,235	86	39,490,809	(34,081,597)	(34,082)	(12,882,460)	26,724,645

Issuance of Common Stock	-	(145)	-	-	-	-	-	-	(145)

Conversion of Common Stock to Preferred Stock	-	-	-	-	-	-	-	-	-

Net Income								(5,355,020)	(5,355,020)

Balance, December 31, 2023	$150,376,946	$150,232	$86,235	$86	$39,490,809	$(34,081,597)	$(34,082)	$(18,237,480)	$21,369,566

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONSOLIDATED STATEMENT OF CASHFLOW

AS OF DECEMBER 31, 2024, AND DECEMBER 31, 2023

CONSOLIDATED STATEMENTS OF CASH FLOW

Year Ended December 31.	2024	2023

Cash flows from Operating Activities
Net Profit/(Loss)	(6,398,953)	(5,355,020)
Adjustments to reconcile net loss to net cash provided by (used in) Operations:
Depreciation and amortization	1,953,098	2,628,815
Uncertain Tax Benefits	-	-
Change in Operating Assets and Liabilities:
Accounts Receivable	189,636	(183,348)
Other Assets	5,962	(154,298)
Inventory	(6,795)	2,009,333
Accounts payable and accrued expenses	680,120	943,608
Other Current Liabilities	3,994,750	1,649,689
ROU asset (ASC 842)	-	609,453
Lease liability non current (ASC 842)	-	(470,375)
Net cash provided from (used in) Operating activities	417,818	1,677,857

Cash flows from Investing activities
Acquisition of PP&E	(285,444)	(1,172,163)
Acquisition of Intangible Asset	-	(3,000,000)
Net cash provided from (used in) Investing activities	(285,444)	(4,172,163)

Cash flows from Financing activities
Loan to Related Party	-	(945,040)
Long Term Loan	802,260	-
Loan taken for business puchase	-	3,383,202
Issuance of Common Stock	-	(145)
Net cash provided from (used in) Financing activities	802,260	2,438,017

Net Change in cash	934,634	(56,289)
Net Change in cash classified within current assets held for sale
Cash at beginning of period	(15,823)	40,467
Cash at end of period	918,811	(15,823)

Other Supplemental Information
Interest paid, net of portion capitalized	267,415	73,194
Income Tax paid	-	-

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS ACTIVITIES

Mystic Holdings, Inc. is a holding company which, through its wholly owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2017, Qualcan, LLC, the wholly owned operating subsidiary (“Qualcan”), constructed and operates a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system.

In 2019 the company acquired two retail dispensaries from Medifarm LLC dba Blum, one located just east of the Las Vegas strip on Desert Inn (Blum DI) and the other on Virginia street in Reno (Blum Reno). It was also awarded two additional retail dispensary licenses, one in the city of Las Vegas and the other in Carson City, as a result of a legal challenge to the 2018 State license application process. The company completed a re-branding of the Blum dispensaries to Jade. Co. in 2021.

Mystic is a vertically integrated retail and wholesale cannabis company. It operates under Qualcan LLC, Tonopah Farm LLC, Picksy LLC and Picksy Reno LLC, dba Jade Cannabis Co. with sub-brands including Lush Cannabis and Cosmic Cannabis brands. The company has a strong presence in the Nevada cannabis industry with two large cultivation and production facilities, three operating dispensaries and one in the development and construction phase. Mystic is among only a few licensees in a closed State with limited licenses.

On June 8th, 2023, Mystic Holdings completed the acquisition of café business through a fully owned LLC from YLPVD Coffee LLC, located east of Las Vegas. The license of the café is also taken over by Mystic Holdings on the same date.

On December 27th, 2024, the CCB approved the transfer of interest for the cultivation and production cannabis licenses previously held be the The Hempire Company (in receivership) to Tonopah Farm LLC. The Management Agreement for Qualcan previously in place has therefore been terminated and Tonopah Farm LLC, has become the owner of the licenses. The closing of the transfer of interests was completed on January 6th, 2025.

The consolidated accounts of the Company include the accounts of Mystic Holdings, Inc., Qualcan, LLC, Picksy LLC, Picksy Reno LLC, Café Holdings and all other variable interest entities (VIE). All of these subsidiaries are owned 100% by Mystic Holdings, Inc. All significant intercompany accounts have been eliminated in consolidation.

NOTE 2: BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of Mystic Holdings Inc. and affiliates (collectively “Mystic Holdings” or the “Company”). The basis used for the preparation and presentation of the financial statements is based on the needs of the financial statement users. Financial presentation under the accrual method (basis of presentation under accounting principle generally accepted in the United States) provides the best approach to present the financial statements with the appropriate revenues since accounts receivable, net of allowance for doubtful debts, can be recorded against appropriate expenses which are incurred in the same period to generate those revenues.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We conduct business through a variety of corporate structures, including subsidiaries, variable interest entity (VIE) and primary beneficiary. Subsidiaries are those where we exercise control through 100 % ownership, VIE are those where we have controlling interest despite not having a majority of voting rights and primary beneficiary are those where we retain the authority to direct the activities. All of the assets, liabilities, revenues and expenses of our subsidiaries, VIE and primary beneficiary are included in our consolidated financial statements. All significant intercompany transactions and balances are eliminated.

NOTE 3: BUSINESS ACQUISITION

On June 8th, 2023, Mystic Holdings acquired 100% of the outstanding shares of Café, a leading restaurant business with café operations. The acquisition was made to expand the Company’s product offerings and customer base. The total consideration transferred was approximately $4 million, which consisted of $2 million in lease buyout, $1 million in Goodwill and $1 million is Equipment’s & Furniture of the café. The acquired café operations contributed a Net Revenue of $3.02 million to the company’s results for the period ended December 31, 2023.

On March 7th, 2024, Qualcan LLC entered into a management agreement with THE HEMPIRE COMPANY LLC a Nevada limited liability company for the operation of cultivation and production facilities.

Further, On the same day a Management Service Agreement was entered with The Hempire Company. Under this agreement, Qualcan will provide necessary management, support, and operational services for The Hempire Company’s day-to-day operations. As a result, Qualcan will be entitled to any net income generated from these operations, effectively granting Qualcan control over operations. This arrangement will remain in effect until the Cannabis Control Board of the State of Nevada approves the transfer of the cannabis license to Tonopah Farm. Essentially, this agreement establishes Tonopah Farm as the beneficial owner of The Hempire Company’s operations until the cannabis license transfer is approved by the regulatory authority.

On December 27th, 2024, the CCB approved the transfer of interest for the cultivation and production cannabis licenses previously held be the The Hempire Company (in receivership) to Tonopah Farm. The Management Agreement previously in place for Qualcan has therefore been terminated.

NOTE 4: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

Effective January 1, 2018, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. Under this method, the Company recorded the cumulative effect of initially applying the new standard to all contracts as of the date of adoption.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The adoption of this guidance did not have a material effect on the Company’s financial position, results of operations or cash flow. Under the new standard, the Company recognizes a sale as follows.

Cannabis Dispensary, Cultivation and Production

The Company recognizes revenue from manufacturing and distribution product sales when our customers obtain control of our products. Revenue from our retail dispensaries is recorded at the time customers take possession of the product. Revenue from our retail dispensaries is recognized net of discounts, promotional adjustments and returns. We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, excise, and local taxes. These taxes are not included in the transaction price and are, therefore, excluded from revenue. Upon purchase, the Company has no further performance obligations and collection is assured as sales are paid for at the time of purchase.

Revenue related to distribution customers is recorded when the customer is determined to have taken control of the product. This determination is based on the customer specific terms of the arrangement and gives consideration to factors including, but not limited to, whether the customer has an unconditional obligation to pay, whether a time period or event is specified in the arrangement and whether the Company can mandate the return or transfer of the products. Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities with collected taxes recorded as current liabilities until remitted to the relevant government authority.

Contract Balances

Due to the nature of the Company’s revenue from contracts with customers, the Company does not have material contract assets or liabilities that fall under the scope of ASC Topic 606.

Contract Estimates and Judgments

The Company’s revenues accounted for under ASC Topic 606, generally, do not require significant estimates or judgments based on the nature of the Company’s revenue streams. The sales prices are generally fixed at the point of sale and all consideration from contracts is included in the transaction price. The Company’s contracts do not include multiple performance obligations or material variable considerations.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in hand/bank and highly liquid investments that are readily convertible into cash. The Company considers securities when purchased with maturities of three months or less to be cash equivalents. The carrying amount of these securities approximate fair market value because of the short-term maturity of these instruments. Cash and cash equivalents held in these accounts are currently insured by the Federal Deposit Insurance Corporation (“FDIC”) up to a maximum of $250,000.

Leases

The Company assesses whether an arrangement is a lease, or contains a lease, upon inception of the contract. This assessment is based on: (1) whether the contract explicitly or implicitly involves the use of a distinct asset, (2) whether the Company obtains substantially all of the economic benefits from the use of that underlying asset during the term of the contract, and (3) whether the Company has the right to direct the use of the asset. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company recognizes most leases on its balance sheets as a right-of-use (“ROU”) asset representing the right to use an underlying asset and lease liability representing the obligation to make lease payments over the lease term, measured on a discounted basis. Leases are classified as either finance leases or operating leases based on certain criteria. Classification of the lease affects the pattern of expense recognition in the statement of operations. Lease expense for finance leases consists of the amortization of the ROU asset on a straight-line basis over the lesser of the asset’s estimated useful life or lease term and is included in operating expenses in the consolidated statement of operations. Interest expense on finance leases is calculated using the amortized cost basis and is included in interest expense in the consolidated statement of operations.

The Company made an accounting policy election available under ASC 842 to not recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease or January 1, 2022, for existing leases upon the adoption of ASC 842. The ROU assets also include any initial direct costs incurred and lease payments made on or before the commencement date and are reduced by any lease incentives. To determine the present value of lease payments, the Company uses the rate implicit in the lease.

On January 7, 2025 Tonopah Farm executed a 10 year lease with a 10 year option to renew with Tonopah Land Development LLC.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are carried at their estimated collectible amounts. Trade accounts receivable are periodically evaluated for collectability based on past credit histories with customers and their current financial conditions. Uncollectible trade accounts receivable is written off based on individual credit evaluation and specific circumstances of the customer. Trade accounts receivable are reported net of an allowance for doubtful accounts.

Credit is granted to the Company’s customers; consequently, its ability to collect the amounts due from their respective customers is affected by economic fluctuations in the respective industries.

The Company allows for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Bad debt recoveries are charged against the allowance account as realized.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advertising, insurance, and service or other contracts requiring up-front payments.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of Goods Sold

Cost of goods sold includes the costs indirectly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, other expenses for services, and allocated overhead. Overhead expenses include allocations of rent, administrative salaries, utilities, and related costs.

Valuation of Inventory

Inventories are primarily comprised of raw materials, internally produced work in process, finished goods and packaging materials.

Costs incurred during the growth and production process are capitalized as incurred to the extent that the cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the growing and production processes. The Company capitalizes pre-harvest costs.

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion, disposal, and transportation for inventories in process. The Company periodically reviews its inventory and identifies that which is excess, slow moving, and obsolete by considering factors such as inventory levels, expected product life and forecasted sales demand. Any identified excess, slow moving and obsolete inventory is written down to its net realizable value through a charge to cost of goods sold. The Company did not recognize any inventory reserves as of December 31, 2024, and December 31, 2023.

Fair Values Measurements

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions and include situations where there is little or no market activity for the asset or liability.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets. These assets are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment. A general description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy, is included in each footnote with fair value measurements presented.

The Company’s financial instruments consist principally of cash and cash equivalents, short-term marketable securities, accounts receivable, notes receivable, accounts payable, notes payable and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable approximate their fair values based upon their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as interest approximates market rates.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value of the Company’s, short-term marketable securities were determined based on “Level 1” inputs. The Company does not have any financial instruments in the “Level 2” and “Level 3” category. The Company believes that the recorded values of all the other financial instruments approximate their current fair values because of their nature and relatively short maturity dates or durations.

There have been no changes in Level 1, Level 2, and Level 3 and no changes in valuation techniques for these assets or liabilities for the periods ended December 31, 2024, and December 31, 2023.

FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets’ fair values. Investment securities which consist of marketable securities - Fair values for investment securities are based on quoted market prices, where available.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The Company has a policy of capitalizing purchases over $5,000. Expenditures for routine maintenance and repairs on property and equipment are charged to expense.

The Company reviews long lived assets for impairment when circumstances indicate the carrying value of an asset may not be recoverable based upon the undiscounted future cash flows of the asset. If the carrying value of the asset is determined not to be recoverable, a write down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals as appropriate. We review long lived assets for impairment at the individual asset or asset group level for which the lowest level of independent cash flows can be identified.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is provided for financial reporting purposes utilizing both the accelerated and straight-line methods over the estimated useful lives of the assets, which are as follows;

Machinery and Equipment	3-5 years
Furniture and Fixtures	5-7 years
Software	3 years

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. In accordance with ASC 350, “Intangibles—Goodwill and Other, “goodwill and other intangible assets with indefinite lives are no longer subject to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired.

The Company reviews the goodwill allocated to each of our reporting units for possible impairment annually as of first day of the fourth quarter each fiscal year and whenever events or changes in circumstances indicate carrying amount may not be recoverable. In the impairment test, the Company measures the recoverability of goodwill by comparing a reporting unit’s carrying amount, including goodwill, to the estimated fair value of the reporting unit.

The carrying amount of each reporting unit is determined based upon the assignment of our assets and liabilities, including existing goodwill and other intangible assets, to the identified reporting units. Where an acquisition benefit only one reporting unit, the Company allocates, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. Where the Company has had an acquisition that benefited more than one reporting unit, The Company has assigned the goodwill to our reporting units as of the acquisition date such that the goodwill assigned to a reporting unit is the excess of the fair value of the acquired business, or portion thereof, to be included in that reporting unit over the fair value of the individual assets acquired and liabilities assumed that are assigned to the reporting unit.

If the carrying amount of a reporting unit is in excess or its fair value, the Company recognizes an impairment charge equal to the amount in excess.

Intangible Assets

Intangible assets continue to be subject to amortization, and any impairment is determined in accordance with ASC 360, “Property, Plant, and Equipment, “intangible assets are stated at historical cost and amortized over their estimated useful lives. The Company uses a straight-line method of amortization, unless a method that better reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up can be reliably determined. The approximate useful lives for amortization of our intangible assets are as follows:

Dispensary Licenses	14 Years

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, we group our amortizable intangible assets with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the intangible asset (asset group) exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset (asset group), the Company will write the carrying value down to the fair value in the period identified.

The Company calculates the fair value of our intangible assets as the present value of estimated future cash flows the Company expects to generate from the asset using a risk-adjusted discount rate. In determining our estimated future cash flows associated with our intangible assets, The Company uses estimates and assumptions about future revenue contributions, cost structures and remaining useful lives of the asset (asset group).

Intangible assets that have indefinite useful lives are tested annually for impairment and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of the asset group exceeds its fair value.

Other Assets

Other assets comprise primarily of deposits for the purchase of real property and security deposits for leased properties in Nevada. The deposits for the purchase of real property are reclassified to Property and Equipment once the purchase is final.

Income Taxes

Income Taxes Income taxes are accounted for on an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the consolidated financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires an estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts due to the probability of various possible outcomes. The Company reevaluates uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes consists of the following:

	2024	2023

Net Revenue	$21,396,193	$17,161,022
280E Allocation	$(8,092,441)	$(7,759,488)
Net income	$13,303,753	$9,401,534
Net Operating Loss Carryforwards	$-	$-
Net Taxable Income	$13,303,753	$9,401,534
Permanent Differences
Ammortization	$1,178,015	$1,787,468
Depreciation	$775,083	$841,347
Other Administrative expenses	$1,743,845	$1,179,373
Café Expenses	$3,638,938	$3,204,280
Net Taxable Income	$5,967,872	$2,389,066
Provison for Taxable Income	$1,253,253	$501,704

Advertising

The Company expense all advertising costs as incurred. Advertising expenses for the years ended December 31, 2024, and 2023 were $248,939 and $384,386 respectively.

NOTE 5: ACCOUNTS RECEIVABLE

As of December 31, 2024, and December 31, 2023, the company carried accounts receivable of $534,649 & $704,567 respectively. The industry in which the company operates does not have large amounts of accounts receivable at any given time. The company provides credit terms to certain customers which usually are net 30 days. The company has not experienced any bad debts in previous years, and it reasonably believes to collect all its accounts receivable as of December 31, 2024.

NOTE 6: INVENTORY

As of December 31, 2024, and December 31, 2023, the Company carried the following inventory balances. The company did not recognize any obsolete in inventory due to impairment or damages in its inventory during the years 2024 and 2023.

December 31,	2024	2023
Cultivation and Production
Raw Materials	20,609	424,752
Work in Progress	1,864,268	1,108,377
Finished Goods	243,247	561,200

Dispensaries
Finished Goods	254,027	254,027

Total	$2,382,151	$2,348,356

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: OTHER ASSETS

Other assets comprise primarily of security deposits for purchase of cannabis related equipment to be used in cultivation facility. This also consists of ROU asset due to adoption of ASC-842.The deposits will be classified to Property and Equipment once the purchase is final.

NOTE 8: PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

December 31,	2024	2023

Furniture and Equipment	2,451,016	2,272,120
Leasehold Improvements	7,009,578	6,395,269
Vehicle	154,320	143,010
Computer Hardware and Software	203,663	170,750
Subtotal	9,818,577	8,981,149

Accumulated Depreciation	(3,809,653)	(3,184,372)
Net Total	$6,008,924	$5,796,777

Depreciation expense for the year ended December 31, 2024 and year ended 2023 was $775,083 and $883,226 respectively.

NOTE 9 : INTANGIBLE ASSET AND GOODWILL

Goodwill

Goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities.

Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The Company conducts its annual goodwill impairmentassessment as of the last day of the third quarter, or more frequently under certain circumstances. For the purpose of the goodwill impairment assessment,the Company has the option to perform a qualitative assessment (commonly referred to as “step zero”) to determine whether further quantitative analysis for impairment of goodwill or indefinite-lived intangible assets is necessary or a quantitative assessment (“step one”) where the Company estimates thefair value of each reporting unit using a discounted cash flow method (income approach). Goodwill is assigned to the reporting unit, which is the operatingsegment level or one level below the operating segment.

Mystic Holdings expanded its operations in 2023 by acquiring the Café, a well-established business, and as a part of the acquisition process, the company recognized an intangible asset, Goodwill, amounting to $1 million on its balance sheet.

The balance of goodwill at December 31, 2024, was $5.82 million, unchanged compared to prior year, and was attributed to the Cannabis reportable segment.

The table below summarizes the changes in the carrying amount of goodwill:

Goodwill
Balance, January 01, 2024	5,824,104
Goodwill acquired during 2024	-
Accumulated Impairement loss	-
Balance, December 31, 2024	$5,824,104

The Company completed a preliminary step one assessment as of January 1, 2024 and concluded no adjustment to the carrying value of goodwill was required. The results of the Company’s 2024 and 2023 goodwill impairment assessments indicated that no other goodwill impairment existed.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets, Net

Intangible assets consisted of the following as of December 31, 2024, and December 31, 2023

	Dec 31, 2024
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Dispenary Licenses & Lease Buyout		18,492,206	6,218,826	12,273,380
Subtotal		18,492,206	6,218,826	12,273,380

Total Intangible Assets, Net		18,492,206	6,218,826	12,273,380

	Dec 31, 2023
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Dispenary Licenses & Lease Buyout		18,492,206	4,880,811	13,611,394
Subtotal		18,492,206	4,880,811	13,611,394

Total Intangible Assets, Net		18,492,206	4,880,811	13,611,394

The Company recorded amortization expense of $1,178,015 and $1,787,468 for the years ended December 31, 2024, and 2023, respectively.

NOTE 10: ACCOUNT PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

December 31,	2024	2023

Accounts payable and Accrued Expenes	3,969,549	2,513,132

	3,969,549	2,513,132

The accounts payable and accrued expenses consist of trade payables arising from the company’s normal course of business.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: OTHER LIABILITIES

Other liabilities consist of following:

December 31,	2024	2023
Payroll Tips Payable	-	3,987
Interest Payable	243,962	243,962
Payroll Liabilities	4,149,098	1,582,784
Income Tax Payable	795,404	293,700
Lease Liability	749,388	749,388
Provision for Income Tax	1,253,253	501,704
	7,191,106	3,375,525

NOTE 12: SHORT-TERM DEBT

Short term Debt Consists of the following:

	2024	2023
Note Payable to Qualcan Canada bearing no interest payment.
Repayment of the note could be in cash or compnay’s stock
at such time and place to be decided by the board of directors.
Holder of the note does not have any right to conversion.	501,509	501,509

Credit Card	229,880	146,259
Loan Lorenzo	-	-
Loan- NY- OLGA	46,000	4,000
Total Short term Debt	$777,389	$651,768

NOTE 13: LONG-TERM DEBT

Long-term debt consists of the following:

	2024	2023

Auto Loan	17,201	26,082

Total Long-term debt	17,201	26,082
Less: current maturities	(9,317)	(9,317)
Long-Tem Debt	$7,883	$16,765

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: RELATED PARTIES

From time to time the Company is involved in transactions with related parties. The Company had the following balances due from related parties as of:

December 31,	2024	2023
Dal Taro Holding II, LLC	12,000	12,000
Green Wagon Holding, LLC	5,151,035	6,365,393
Panaroma Crest, LLC	100,000	100,000
Stella Marina.LLC	-	97,385
Bakery LLC	330,915	53,874
Tonopah Land Development LLC	(200,000)	-
Barbizon LLC	323,150	-
Sky High, LLC	(2,250,900)	(2,837,748)
	$3,466,199	$3,790,905

Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due from this related entity as of December 31, 2024, and December 31, 2023, are due on demand and bear no interest.

Green Wagon Holdings, LLC is an entity that shares common ownership with the Company and leases building space to the Company on a month-to-month basis as further explained in Note 14. The balance due from related party includes balances paid for the purpose of down payment made for the purchase of three new buildings at Wagon Trail, Sky Point Drive and Reno location in the state of Nevada. The balances due from this related entity as of December 31, 2024, and December 31, 2023, are due on demand and bear no interest.

Panorama Crest, LLC is one of the stockholders of the Company. The balances due from this related entity as of December 31, 2024, and December 31, 2023, are due on demand and bear no interest.

Blue Devil LLC (formerly Stella Marina LLC) is an entity owned by related parties of the Company and is used to charter airplane for business travel purposes. The balances due from this related entity as of December 31, 2024, and December 31, 2023, are due on demand and bear no interest.

Sky Hi, LLC, is an entity controlled by related parties of the Company. Mystic leases the space for the City of Las Vegas Dispensary located at 6050 Sky Pointe Dr. Las Vegas, NV 89130 from Sky Hi, LLC. In accordance with the terms of the lease, as of December 31, 2021, Mystic paid $1,028,000 to Sky Hi, LLC, in exchange for an option to purchase the real estate for the City of Las Vegas Dispensary. On December 31, 2021, Mystic issued a short-term promissory note for $2,900,000 to Sky Hi, LLC with an interest rate of 12% per annum.

Café’ Holdings LLC, outsources its labor to Bakery LLC, a payroll management company in which the Company holds a minority share. The balances due to this related entity have increased and are due on demand and bear no interest.

Barbizon LLC, and Barracco Realty LLC, are both real estate companies fully owned by one of the stockholders of the Company. The balance due to these entities are due on demand and bear no interest.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tonopah Land Development LLC, is an entity controlled by related parties of the Company and owner of the land where Mystic operates his new cannabis farm, in Tonopah. Mystic leases approximately 30 acres from Tonopah Land Development for running its cannabis operations.

NOTE 15: CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base. Also, the credit term determines the amount of receivables along with the concentration of customers determining single purchasers on credit.

As new legal enterprises, marijuana growers, distributors and dispensaries need financial services like those required by other businesses. But local banks and credit unions in many jurisdictions are still subject to laws prohibiting the offering of business accounts and services to organizations involved in cannabis production and distribution. At the federal level, U.S. law still forbids commerce in marijuana. While the U.S. Department of Justice has indicated that it will defer to the legislative intent of individual states regarding legalization, overlapping federal and state banking laws still present real risk management uncertainties for financial organizations.

Furthermore, only about one in 30 banks or credit unions in the U.S. currently accepts marijuana-related businesses as clients. Those providing services often require much higher servicing and transaction fees to offset complicated and strict reporting requirements.

NOTE 16: BUSINESS RISK

The Company’s primary business, cultivation and production of medical cannabis and recreational cannabis, is heavily regulated state levels although remains illegal at the federal level in the United States. While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company’s operations and financial results could be negatively affected. Further, the Company operates in a highly regulated industry, which may limit the Company’s ability to price its services at levels that the Company believes appropriate. These competitive factors may adversely affect the Company’s financial results.

NOTE 17: DEBENTURES

The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder; provided, that, if on or before the maturity date, the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common shares of Qualcan Canada. The conversion price of the debentures issued in the First 2019 Private Placement is CA$0.30 ($0.23) per share and the conversion price of the debentures issued in the Second 2019 Private Placement is CA$0.80 ($0.60) per share. The conversion price is subject to adjustment in the event of specified dilutive or accretive events, such as stock splits and stock combinations. The principal amount and accrued interest under the debentures are payable by us upon the earlier to occur of the closing of the Canadian Public Offering or 12 months after the date of issuance. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The holders will be paid in preference to any of our unsecured creditors and will be paid pro rata in proportion to the principal number of debentures held by the holders (together with the holders of the debentures issued in the Second Mystic Financing) if the available assets are not sufficient to repay the debentures. The debentures are unsecured, general obligations of our company. The debentures are not redeemable by us or subject to voluntary prepayment prior to maturity.

On December 11, 2020, the Company settled principal amount of the debenture of $6,999,987 through the issuance of 16,955,336 common shares of the company and was convertible into common shares of the company at a conversion price of CA$0.30 and CA$0.80 per share. The accrued interest associated with debenture has been terminated upon conversion.

The carrying value of the Debentures, as of December 31, 2024, and 2023, are $2,591,646 and $441,646 respectively.

NOTE 18: COMMITMENTS AND CONTINGENCIES

Uncertain Tax Position

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2023, the Company had uncertain tax positions that qualify for either recognition of $3,257,406 or as of December 31, 2023 the balance was $2,004,153. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. No interest and penalties were recorded during the years ended December 31, 2024, and December 31, 2023. Generally, the tax years before 2018 are no longer subject to examination by federal, state or local taxing authorities.

Litigation

The Company is involved, from time to time, in disputes and claims incidental to the conduct of its business. The company reviews any such legal proceedings and claims on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. Based upon present information, the company determined that there were no matters that required an accrual as of December 31, 2024, nor were there any asserted or unasserted material claims for which material losses are reasonably possible other than those disclosed in the Management Discussion and Analysis.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: SEGEMENT REPORTING

At December 31, 2023 our reportable segments were (i) Cultivation, consisting of business carried over at the cultivation location (ii) Dispensary, consisting of business carried over at various different locations (iii) Café, consisting of business carried over from a restaurant business. The details of Segment are as follows:

	Cultivation	Dispensary	Café	Total
Particulars
Net Revenue	4,066,259	12,403,465	4,926,469	21,396,193
Cost of Reveue	610,332	4,374,831	2,283,397	8,092,441
Gross Profit	3,455,927	8,028,634	2,643,072	13,303,753

Amortization	766,674	106,959	160,000	1,178,015
Depreciation	571,207	79,689	16,616	775,083
Selling, Office and Administration	1,458,118	10,451,728	3,560,311	17,438,455
Net Income	$659,928	$(2,609,742)	$(1,093,855)	$(6,087,800)

NOTE 20: LEASE AGREEMENTS

The Company leases building space from Green Wagon Holdings, LLC, a related party entity, on a month-to-month basis. The Company has elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies pursuant to generally accepted accounting principles as it related to the lease with Green Wagon Holdings, LLC.

Periods	Basic Monthly Rent
June 1, 2023 through May 31, 2024	$42,000 per month
June 1, 2024 through May 31, 2025	$43,260 per month
June 1, 2025 through May 31, 2026	$44,560 per month

The rent increase 3% per year after the year 2025.

On May 31, 2019, MediFarm LLC renewed the lease agreement with Vegas Godspeed LLC for the operation of its division Jade- Desert Inn (previously known as Blum Desert Inn) at the street address of 1130 Desert Inn Road, Las Vegas, NV 89109, in Las Vegas, Nevada. The lease term of six years expired on May 31, 2024 and is now on month-to-month basis at $14,620.

The company assumed the prior lease agreement between Green Wagon Reno, LLC and Medi Farm I, LLC upon taking control over Medi Farm I LLC for its Jade Reno (previously known as Blum Reno) facility as on January 1, 2020. The rent per lease agreement is $15,000 per month with adjustment upon renewal.

Total rent expenses for the years ended December 31, 2024, and 2023 were $732,732 and $768,246 respectively. The lease liability as per ASC 842 is further classified as:

Current portion of lease liability	$749,388
Non-current portion of lease liability	$3,915,037

The current portion of lease liability is shown under current liabilities and the non-current portion of lease liability is shown as long-term debt under non-current liabilities.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21: STOCK OPTION

Performance Incentive Plan

On September 2019, the shareholders approved the Company’s 2019 Performance Stock Option, (the “Stock Option”). Under the terms of the Incentive Plan, up to 13,000,000 shares of common stock may be granted. The Stock Option is administered by the Compensation Committee which is appointed by the Board of Directors. The Committee determines which key employee, officer or director on the regular payroll of the Company, or outside consultants, shall receive stock options. Granted options are exercisable after two years from the date of grant in accordance with the terms of the grant up to five years after the date of the grant. The exercise price of any incentive stock option or nonqualified option granted under the Incentive Plan may not be less than 100% of the fair market value of the shares of common stock of the Company at the time of the grant.

Options:

The following options were issued to employees and non-employee Board of Directors and consultants in accordance with the Company’s Performance Incentive Plan.

Grant Date	Number of Options	Exercise Price	Expiration Term

30-Sep-19	4,000,000	0.30	5 Years
30-Sep-19	8,863,500	0.80	5 Years
30-Sep-19	70,000	1.00	5 Years

As of the date of this filing, the Company has extended all incentive stock options expiring on September 30th, 2024 for three more years, up to September 30th, 2027.

Activity in stock options, including those outside the Performance Incentive Plan, for year-end December 31, 2024, is summarized as follows:

	Shares Under	Average
	Options	Exercise Price

Balance, December 31, 2023	12,933,500	0.65
Options Granted	-
Options Exercised	-
Options Cancelled/Expired	-
Balance, December 31, 2024	12,933,500	0.65

All the options listed in the above table have no intrinsic value, as their exercise prices are all in excess of the market value of the Company’s common stock as of December 31, 2024.

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: REGULATION A SUBSCRIPTION

On May 5, 2022, Mystic Holdings, Inc. (the “Company”) completed final closing in the amount of its offering of the Company’s common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Offering”). The total of $ 1,056,249 as of December 31, 2022, in its Consolidated Balance Sheets. In 2022, Mystic Holdings offered on a best-efforts basis up to a maximum of 710,053 shares of common stock for the price of $1.50 per share, with the par value of $0.001 per share.

NOTE 23: RECENT ACCOUNTING GUIDANCE

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 24: EMPLOYEE RETAINTION CREDIT UNDER SECURE ACT

The company is eligible for the Employee Retention Credit (“ERC”) under the CARES Act. $ 2,356,526 was approved and\or received prior to December 31, 2022, in a combination of unpaid employment taxes for the quarters ending September 31, 2021, and Form 941 Employer Quarterly Federal Tax Return refund payments for the quarter ending March 31, 2020, to December 31, 2021.

The company owed employment tax liabilities to Internal Revenue Service for multiple quarters of 2021 and 2022. The internal revenue service adjusted the ERC refund due under Cares Act to company by $1,785,179 and balanced of $ 571,346 was refunded.

The company in its 2022 consolidated financial statements presented ERC of $ 2,356,526 as Grant and Assistance under other income in the statement of income and expenses. Similarly, the company adjusted its other liabilities by $1,785,179 for the amount that IRS adjusted for its previous employment tax liabilities.

NOTE 25: SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through May 16, 2024, the date these financial statements were issued.

1.	Subsequent Event In March 2025 the CCB approved the transfer of certain assets of Qualcan to Skypoint Jade LLC, Jade Carson City LLC and New Division LLC. All subsidiaries of Mystic.
2.	Qualcan, LLC, ( a subsidiary of Mystic holdings, Inc.) v. Desert Aire Wellness, LLC. (DAW) In April 2025 the case was settled with money paid to Qualcan. The Court entered an order for dismissal.

MYSTIC HOLDINGS INC. AND AFFILIATES

SUPPLIMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2024 & 2023

INDEPENDENT AUDITOR’S REPORT
ON SUPPLEMENTAL INFORMATION

To the Board of Director(s) of
Mystic Holdings, Inc. and Affiliates

We have audited the financial statements of Mystic Holdings, Inc. and Affiliates, as of and for the period ended December 31, 2024, and 2023, and our report thereon dated May 20, 2025, which expressed an unmodified opinion on those financial statements, appears on page 2. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KKM CPA Associates PLLC

KKM CPA Associates PLLC

Garden City, New York

May 20, 2024

MYSTIC HOLDINGS INC. AND AFFILIATES

SUPPLIMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2024 & 2023

SUPPLEMENTAL INFORMATION

CONSOLIDATED OPERATING EXPENSES

	For the years ended December 31,
SELLING, OFFICE AND ADMINISTRATIVE:	2024	2023
Auto & Travel Expense	402,595	172,279
Bank Fees	254,308	140,678
Bad Debts	56,034	-
Commission	459,490	-
Consulting Expense	346,733	79,019
Charitable Contributions	10,400	50,817
Insurance	126,546	464,720
Meals and Entertainment	72,210	87,807
Miscellaneous	196,012	60,799
Office Supplies	192,014	131,219
Payroll	11,340,295	6,899,573
Postage and Shipping	4,297	4,748
Professional Fees	1,086,029	162,561
Rent	1,133,499	628,606
Repairs and Maintenance	175,581	180,180
Safety & Security	10,424	252,282
Taxes, License, Permits and Fees	1,304,598	1,607,644
Utilities	267,388	486,411
	$17,438,455	$11,409,341

Item 8. Exhibits

Exhibit No.	Exhibit Description

2.1*	Amended and Restated Articles of Incorporation of Mystic Holdings, Inc. dated June 14, 2021 (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

2.2*	Amended and Restated By-laws of Mystic Holdings, Inc. dated May 20, 2021 (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.1*	Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock of Mystic Holdings, Inc (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.2*	Form of C$0.30 8% Convertible Debenture from First 2019 Private Placement (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

3.3*	Form of C$0.80 8% Convertible Debenture from Second 2019 Private Placement (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

3.4*	Secured Promissory Note, dated as of February 23, 2021, by Picksy LLC in favor of Medifarm LLC (incorporated by reference to Exhibit 6.13 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.5*	Secured Promissory Note, dated as of August 12, 2021, by Picksy Reno LLC in favor of Medifarm I LLC (incorporated by reference to Exhibit 6.14 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.6*	Secured Promissory Note, dated as of February 23, 2021, by Picksy LLC in favor of Medifarm LLC (incorporated by reference to Exhibit 6.13 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.7*	Promissory Note, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC (incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

3.8*	Secured Convertible Promissory Note, dated as of January 20, 2021, by Mystic Holdings, Inc. in favor of CEG Capital, LLC (incorporated by reference to Exhibit 6.17 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.9*	Form of Mystic Holdings, Inc. Incentive Stock Option Agreement (incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

3.10	Secured Promissory Note, dated April 27, 2023, by Mystic Holdings, Inc., in favor of Sky Hi LLC.

6.1*	Form of Letter Agreement re: Extension of Maturity of 8% Convertible Debentures (incorporated by reference to Exhibit 6.17 to the Company’s Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A POS filed with the SEC on November 6, 2020).

6.2*	Asset Purchase Agreement, dated as of May 8, 2019, between Picksy LLC and MediFarm LLC (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

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6.3*	Asset Purchase Agreement, dated as of August 19, 2019, between Picksy Reno, LLC and MediFarm I LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.4*	Letter Agreement, dated as of January 30, 2020, by and among Medifarm LLC, Picksy LLC, MediFarm I LLC and Picksy Reno LLC (incorporated by reference to Exhibit 6.12 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on February 10, 2020).

6.5*	Letter Agreement, dated as of August 3, 2020, by and among Medifarm I LLC and Picksy Reno LLC (incorporated by reference to Exhibit 6.14 to the Company’s Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A POS filed with the SEC on September 15, 2020).

6.6*	Letter Agreement, dated as of October 22, 2020 by and among Medifarm I LLC, Picksy Reno LLC, Mystic Holdings, Inc. and Terra Tech Corp. (incorporated by reference to Exhibit 6.15 to the Company’s Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A POS filed with the SEC on November 6, 2020).

6.6*	Letter Agreement, dated as of May 19, 2021 by and among Picksy LLC, Picksy Reno LLC, Mystic Holdings, Inc. and Terra Tech Corp (incorporated by reference to Exhibit 6.12 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

6.7*	Common Stock Purchase and Working Capital Loan Agreement, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.8*	Advisory Agreement, dated as of February 23, 2021, by and between Mystic Holdings, Inc. and Michael Nahass (incorporated by reference to Exhibit 6.18 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

6.9*	Amended Commercial Lease Agreement, dated as of June 30, 2016, between Qualcan, LLC and Green Wagon, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.10*	Lease Addendum to Amended Commercial Lease Agreement, dated as of January 1, 2021, between Qualcan LLC and Green Wagon LLC (incorporated by reference to Exhibit 6.20 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

* Previously filed.

# Indicates management contract or compensatory plan.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYSTIC HOLDINGS, INC.

Dated: May 22, 2025	By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Chairman and Chief Executive Officer

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date

/s/ Lorenzo Barracco	Chief Executive Officer and Chairman	May 22, 2025
Lorenzo Barracco	(principal executive officer)

/s/ Michael Cristalli*	President and Director	May 22, 2025
Michael Cristalli

/s/ Heather Cranny*	Chief Financial Officer, Treasurer	May 22, 2025
Heather Cranny	Secretary (principal financial and accounting officer) and Director

/s/ Joanna DeFilippis*	Chief Operating Officer and Director	May 22, 2025
Joanna DeFilippis

/s/ Sigmund (Sig) Rogich*	Director	May 22, 2025
Sigmund (Sig) Rogich

/s/ Alexander Scharf*	Director	May 22, 2025
Alexander Scharf

*By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Attorney-in-Fact

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